Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

OF

MAKEMUSIC, INC.

AT

$4.85 NET PER SHARE

BY

LEAP ACQUISITION CORPORATION

A WHOLLY-OWNED SUBSIDIARY OF

LAUNCHEQUITY ACQUISITION PARTNERS, LLC

DESIGNATED SERIES EDUCATION PARTNERS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON APRIL 18, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2013 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), LEAP Acquisition Corporation, a Minnesota corporation and wholly-owned subsidiary of Parent (“Purchaser”), and LaunchEquity Partners, LLC, an Arizona limited liability company and the direct or indirect sponsor entity of Parent and Purchaser (“Parent Sponsor”). Purchaser is offering to purchase all of the shares of MakeMusic Common Stock, par value $0.01 per share (the “Shares”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”), not currently owned by Parent and Purchaser for $4.85 in cash per Share, without interest and less any applicable withholding taxes upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights. Upon consummation of the Offer, if the conditions to the second-step merger (as described herein) are satisfied or waived, Parent and Purchaser intend to effect a second-step merger (the “Merger”) as promptly as practicable in accordance with the terms of the Merger Agreement at the same per Share price paid in the Offer.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with any other Shares beneficially owned by Parent or Purchaser, constitutes at least a majority of (i) all Shares issued and outstanding, plus (ii) all Shares issuable upon exercise of outstanding rights and options that are vested and exercisable or upon conversion or exchange of outstanding securities issued by MakeMusic, including Shares issuable to the former shareholders of Garritan Corporation (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in this Offer to Purchase. The Offer is not subject to a financing condition. See “The Offer—Section 11. Conditions to the Offer” in this Offer to Purchase.

MakeMusic’s board of directors (the “Board”) established a special planning committee comprised exclusively of independent and disinterested directors to, among other things, review, evaluate, consider and negotiate the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Special Planning Committee”). At a meeting held on March 12, 2013, the Special Planning Committee unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of MakeMusic and its shareholders and (i) recommended that the MakeMusic Board approve and adopt the Merger Agreement, the Offer, the Merger and all other transactions contemplated by the Merger Agreement, (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, and (iii) recommended that MakeMusic’s shareholders accept and tender their Shares in the Offer.

The MakeMusic Board met on March 12, 2013 to consider the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. On the basis of the Special Planning Committee’s recommendations and certain other factors (as more fully described in MakeMusic’s Schedule 14D-9), the MakeMusic Board, among other things, (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of MakeMusic and its shareholders, (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that the shareholders accept and tender their Shares in the Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

March 22, 2013

IMPORTANT

If you wish to tender all or any portion of your Shares in the Offer, this is what you must do:

•

if you are a record holder (that is, a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Wells Fargo Bank, N.A., the Depositary for the Offer. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”;

•

if you are a participant in The Depository Trust Company, follow the procedure for book-entry transfer of Shares set forth in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”; or

•

if you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Questions and requests for assistance may be directed to Morrow & Co., LLC, the Information Agent for the Offer, at 800-607-0088 (toll-free) or by email at mmus.info@morrow.com (Banks and brokers may call at 800-662-5200). See the back cover of this Offer to Purchase for additional contact information. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may also be directed to the Information Agent. A shareholder may also contact such shareholder’s broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

LEAP Acquisition Corporation, a Minnesota corporation (“Purchaser”), is offering to purchase all outstanding shares of Common Stock, par value $0.01 per share (“Shares”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”), of MakeMusic, Inc. (“MakeMusic”) not owned by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“Parent”), Purchaser, and their affiliates for $4.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements collectively constitute the “Offer.” Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. We have included in this summary term sheet cross-references to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless otherwise indicated, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my securities?

Our name is LEAP Acquisition Corporation. We are a Minnesota corporation formed for the purpose of making this Offer. We are a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company. LaunchEquity Partners, LLC (“Parent Sponsor”) is the direct or indirect sponsor of us and of Parent. We refer to Purchaser, Parent and Parent Sponsor collectively herein as the “Offeror Group.” As of the date of this Offer to Purchase, Parent owns 1,362,829 Shares which represent approximately 27.8% of the outstanding Shares. See “The Offer—Section 8. Certain Information Concerning the Offeror Group” and “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding Shares not owned by us, Parent or our affiliates. MakeMusic has represented in the Merger Agreement (as defined below) that, as of the close of business on March 12, 2013, there were 4,906,707 Shares issued and outstanding, including 7,004 Shares of restricted stock granted under MakeMusic’s equity incentive plan (“Restricted Shares”). As of the close of business on March 12, 2013, there were (i) 486,501 Shares issuable upon exercise of outstanding stock options granted pursuant to MakeMusic’s equity incentive plan (each, an “Option”), and (ii) 27,655 Shares (the “Garritan Holdback Shares”) reserved for issuance to the former shareholders of Garritan Corporation pursuant to the stock purchase agreement MakeMusic entered into with such holders on December 19, 2011, as amended. All holders of Shares, including the Restricted Shares, will be entitled to participate in the Offer. Holders of Options will not be entitled to participate in the Offer with respect to the Shares underlying unexercised Options. The former shareholders of Garritan Corporation will not be entitled to participate in the Offer with respect to the Garritan Holdback Shares to the extent such Garritan Holdback Shares have not been issued. See “What will happen to my stock options in the Offer?” and “What will happen to my restricted stock in the Offer?” below in this “Summary Term Sheet.” See also the “Introduction.”

How much are you offering to pay and what is the form of payment?

We are offering to pay $4.85 per Share, net to seller in cash, without interest, and less any applicable withholding taxes (the “Offer Price”).

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you beneficially own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction.”

Do you have the financial resources to make payment?

Yes. We estimate the total amount of funds necessary to purchase all of the outstanding Shares that Parent, Purchaser and their affiliates do not currently own pursuant to the Offer, to consummate the Merger (as defined below) (which estimate includes, among other things, payment in respect of outstanding in-the-money options, shares of restricted stock, the Garritan Holdback Shares and to pay related fees and expenses) to be approximately $17.9 million. Parent currently possesses cash on hand in excess of such amount. Neither the consummation of the Offer nor the Merger is conditional upon the receipt of financing. See “The Offer—Section 9. Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision to tender Shares and accept the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to a financing condition, and (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger. See “The Offer—Section 9. Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that have been validly tendered and not withdrawn, together with any other Shares beneficially owned by Parent or Purchaser, constitute at least a majority of (i) all Shares issued and outstanding, plus (ii) all Shares issuable upon exercise of vested Options and the Garritan Holdback Shares (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in this Offer to Purchase. The Offer is not subject to a financing condition. See “The Offer—Section 11. Conditions to the Offer.”

As of the date of this Offer to Purchase, Parent owns approximately 27.8% of the outstanding Shares. The Offer is also subject to a number of other conditions described in this Offer to Purchase. We expressly reserve the right to waive such conditions, but we cannot, without MakeMusic’s prior written consent (1) decrease the Offer Price, (2) change the form of consideration payable in the Offer, (3) decrease the number of Shares subject to the Offer, (4) impose conditions or requirements to the Offer that are different than or in addition to those set forth in this Offer to Purchase, (5) change or waive the Minimum Condition, (6) amend or modify any other conditions to the Offer in a manner that adversely affects the holders of Shares, or (7) extend or otherwise change the expiration date of the Offer in a manner other than as required or permitted by the Merger Agreement. See “Introduction,” “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 11. Conditions to the Offer.”

Is there an agreement governing the Offer?

Yes. MakeMusic, Parent Sponsor, Parent and we have entered into an Agreement and Plan of Merger, dated as of March 12, 2013 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer. In addition, if the Offer is completed, in accordance with the terms of the Merger Agreement, Parent will, as promptly as practicable, cause a second-step merger of Purchaser and MakeMusic (the “Merger”) in which all remaining shareholders of MakeMusic (other than Parent, Purchaser and shareholders properly exercising their dissenter’s rights under Minnesota law) would, without the need for further action by any such shareholder, receive the same price per Share as was paid in the Offer, without interest, and less any applicable withholding taxes. See “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements—Merger Agreement.”

What do the special planning committee and the board of directors of MakeMusic think of the Offer?

A special planning committee (the “Special Planning Committee”) of MakeMusic’s board of directors (the “Board”), consisting of independent directors, and MakeMusic’s Board have each unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of MakeMusic’s shareholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) determined to recommend that MakeMusic’s shareholders accept the Offer and tender their Shares to Purchaser, and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

See “Introduction,” “Special Factors—Section 1. Background” and “Special Factors—Section 3. The Recommendation by the Special Planning Committee and the Board of Directors of MakeMusic.” A more complete description of the Special Planning Committee and the MakeMusic Board’s approval of the Offer and the Merger is set forth in the MakeMusic Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed with the Securities and Exchange Commission (the “SEC”) and furnished to shareholders of MakeMusic in connection with the Offer.

What is your position as to the fairness of the transaction?

We believe that the transaction is fair to MakeMusic’s shareholders who are not affiliated with the Offeror Group, based upon the factors set forth under “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger.”

What is the market value of my Shares as of a recent date?

On July 13, 2012, the last trading day before Parent Sponsor sent a letter to the MakeMusic Board offering to purchase the operating assets of MakeMusic, excluding cash, and assume the related liabilities of MakeMusic, free and clear of all liens and encumbrances, for $13.5 million and proposing MakeMusic adopt a plan of liquidation simultaneously with shareholder approval of the sale of assets, the per Share closing price of MakeMusic Common Stock reported on the NASDAQ Capital Market (“Nasdaq”) was $3.59. The Offer Price represents a 35.1% premium over the July 13, 2012 closing stock price. On March 12, 2013, the last trading day before we announced the Merger Agreement and the Offer, the per Share closing price of MakeMusic Common Stock reported on Nasdaq was $3.70. On March 21, 2013, the last trading day before the date we commenced this Offer, the per Share closing price of MakeMusic Common Stock reported on Nasdaq was $4.83. We encourage you to obtain a recent price for Shares in deciding whether to tender your Shares. See “The Offer—Section 6. Price Range of the Shares; Dividends.”

Do you have interests in the Offer that are different from my interests as a shareholder of MakeMusic?

Yes. Our interests in the Offer and the Merger are different from those of shareholders being asked to sell their Shares. On the one hand, if you sell Shares in the Offer or your Shares are converted in the Merger, you will cease to have any interest in MakeMusic and will not have the opportunity to participate in the future earnings or growth, if any, of MakeMusic and will not bear the burden of a future decrease, if any, in the value of

MakeMusic. On the other hand, we will benefit from any future increase in the value of MakeMusic and will also bear the burden of any future decrease in the value of MakeMusic. See “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic After the Offer and the Merger.”

Is this the first step in a “going private” transaction?

Although Parent Sponsor and/or Parent do not believe they are affiliates of MakeMusic, pursuant to SEC rules they may be deemed to be affiliates of MakeMusic, and as such, the transactions contemplated herein may be considered as constituting a “going private” transaction under Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the Offer is to acquire as many of the Shares not currently owned by the Purchaser, us or our affiliates as possible as a first step in acquiring all of the Shares. If we are successful in completing the Merger after the Offer, the Shares will no longer be publicly owned and will cease to be listed on Nasdaq and MakeMusic will cease to make filings with the SEC and to comply with the SEC’s rules relating to public companies. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded through Nasdaq or other securities exchanges, there may not be an active public trading market for the Shares and MakeMusic may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

If following the consummation of the Offer we own 90% or more of the outstanding Shares (including as a result of our exercise of the Top-Up Option described below), we are obligated to consummate a short-form merger with MakeMusic in accordance with Section 621 of the Minnesota Business Corporation Act (the “MBCA”) as promptly as reasonably practicable in accordance with the terms of the Merger Agreement without a meeting of MakeMusic’s shareholders. If we do not own 90% or more of the outstanding Shares (including as a result of our exercise of the Top-Up Option described below) following consummation of the Offer, we are obligated to cause all Shares owned by us, Parent, or any of our other subsidiaries or affiliates to be voted in favor of the approval and adoption of the Merger Agreement, and MakeMusic is obligated to use its commercially reasonable efforts to secure approval by MakeMusic’s shareholders of the approval and adoption of the Merger Agreement and the approval of the transactions contemplated thereby, which will be assured based on the affirmative vote by us of our Shares. When the Merger takes place, all remaining shareholders (other than Parent and shareholders properly exercising their dissenter’s rights under Minnesota law) will receive the same price per Share as was paid in the Offer, without interest, and less any applicable withholding taxes. See “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements—Merger Agreement.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, MakeMusic has granted us the option to purchase a number of newly-issued Shares equal to a number of Shares that, when added to the number of Shares owned by us, Parent, or any of our affiliates at the time of the exercise of such option, constitute no less than one Share more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Shares pursuant to such option, at a price per Share equal to the Offer Price (the “Top-Up Option”). The Top-Up Option will be exercisable once, to the full number of newly issued Shares then purchasable under the Top-Up Option, and not in part, on or prior to the 10th business day following the later of (i) our acceptance for payment of Shares pursuant to the Offer, and (ii) the expiration of any “subsequent offering periods” provided by us pursuant to the Merger Agreement, provided that the number of Shares beneficially owned by us, Parent and our affiliates immediately prior to the exercise of the Top-Up Option constitutes at least 82% of the number of Shares then outstanding. Additionally, such Top-Up Option cannot be exercised if the number of Shares to be issued pursuant to the Top-Up Option would exceed the number of authorized and unissued Shares not otherwise reserved for issuance and must be exercised prior to the earlier to occur of the effective time of the Merger and the termination of the Merger

Agreement. The exercise of the Top-Up Option would occur concurrently with our acceptance for payment of the Shares validly tendered and not withdrawn pursuant to the Offer. If we exercise the Top-Up Option and thereby obtain ownership of one Share more than 90% of the outstanding Shares, we will be able to effect a short-form merger under Minnesota law, which means that we may effect the Merger without any further action by the shareholders of MakeMusic. See “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements—Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is successful, we will effect the Merger as promptly as practicable thereafter in accordance with the Merger Agreement, and shareholders not tendering in the Offer (other than us, Parent and those shareholders properly exercising their dissenter’s rights under Minnesota law) will receive as merger consideration the same price per Share as was paid in the Offer, without interest, and less any applicable withholding taxes. Therefore, if the Offer is successful, the only differences to you between tendering your Shares and not tendering your Shares in the Offer is that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) dissenter’s rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. If and when we consummate the Merger, if you perfect your dissenter’s rights under the MBCA, you may receive an amount that is different from the consideration being paid in the Merger. If the Offer is consummated but the Merger does not take place, there is a risk the Shares that remain outstanding after the Offer may no longer be eligible to be traded through Nasdaq or other securities exchanges and there may not be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. See the “Introduction,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 9. Dissenter’s Rights; Rule 13e-3” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations.”

How long do I have to decide whether to tender in the Offer? Can the Offer be extended?

You will have until 12:00 midnight, New York City time, on April 18, 2013, to tender your Shares. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in this Offer to Purchase. The Merger Agreement provides that we are required, subject to Parent’s right to terminate the Merger Agreement, to extend the Offer (i) for one or more successive periods of ten business days in each instance (the length of each such period to be determined by Parent in its sole discretion) if, at the scheduled expiration of the Offer (or any extension thereof), any of the conditions of the Offer has not been satisfied or waived by Parent or Purchaser, and (ii) for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof, or Nasdaq or the staff thereof, applicable to the Offer or any period required by applicable law, provided that Purchaser is not required to extend the Offer beyond May 21, 2013. If we extend the Offer, we will inform Wells Fargo Bank, N.A., which is the Depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. Purchaser may also make available a subsequent offering period in accordance with Rule 14d-11 promulgated under the Exchange Act. See “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares.”

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

if you are a record holder (that is, a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Wells Fargo Bank, N.A., the Depositary for the Offer. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”;

•

if you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using guaranteed delivery procedures. See “The Offer—Section 3. Procedure for Accepting the Offer and Tendering Shares” for further details;

•

if you are a participant in The Depository Trust Company, follow the procedure for book-entry transfer of Shares set forth in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”; or

•

if you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

In any case, the Depositary must receive all required documents prior to the expiration date of the Offer, which is 12:00 midnight, New York City time, on April 18, 2013, unless the Offer is extended. See “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw Shares at any time prior to the expiration of the Offer and, if we have not accepted your Shares for payment by May 21, 2013 (which is the 60th day after the date of the commencement of the Offer), you may withdraw them at any time after that date until we accept Shares for payment. To withdraw Shares, you must deliver an executed written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See “The Offer—Section 4. Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver an executed written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See “The Offer—Section 4. Withdrawal Rights.”

Are dissenter’s rights available in either the Offer or any subsequent merger?

Dissenter’s rights are not available in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, dissenter’s rights will be available to holders of Shares at the time of the Merger who have not tendered their Shares in the Offer, demand dissenter’s rights for their Shares and otherwise comply with the applicable statutory procedures under Minnesota law. See “Special Factors—Section 9. Dissenter’s Rights; Rule 13e-3.”

What are the “Rights”?

On February 21, 2012, the Board adopted a Tax Asset Protection Plan (the “Rights Plan”), between MakeMusic and Wells Fargo Bank, N.A., as rights agent, pursuant to which it declared a dividend of one right (the “Right”) payable on March 2, 2012, for each Share outstanding on March 2, 2012, to the holders of record on that date. Each Right entitles the registered holder to purchase from MakeMusic one ten-thousandth of a share of Series A Junior Participating Preferred Stock of MakeMusic, at a price of $15.00 per one ten-thousandth of a preferred share represented by a Right, subject to adjustment. The Rights become exercisable upon a person acquiring more than 4.95% of the outstanding Shares or following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 4.95% or more of the outstanding Shares, subject to the terms and conditions of the Rights Plan. Pursuant to the Merger Agreement, the Special Planning Committee and the Board has taken all necessary action to ensure that Parent Sponsor, Parent, Purchaser and its affiliates, as well as the Offer, the Merger Agreement and the transactions contemplated in connection therewith, are exempt from the terms of the Rights Plan. See “Special Factors – Section 8. Summary of the Merger Agreement; Other Agreements.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any Options. Pursuant to the Merger Agreement, each Option having an exercise price per Share that is less than the Offer Price and that is outstanding, unexpired and unexercised immediately prior to the effective time of the Merger will become fully exercisable and vested and will be cancelled automatically at the effective time of the Merger in consideration for the right to receive, at or as soon as practicable following the effective time of the Merger, an amount in cash, less any applicable withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to such Option, without interest. Options with a per Share exercise price that is equal to or greater than the Offer Price will be, at the effective time of the Merger, cancelled without consideration.

What will happen to my restricted stock in the Offer?

Each holder of Restricted Shares will have the right to tender such Restricted Shares into the Offer. Effective upon the acceptance for payment by Purchaser of Shares pursuant to the Offer, each such Restricted Share (whether tendered into the Offer or not) will become fully vested and, to the extent not withheld to satisfy tax withholding obligations, will be treated the same as other Shares properly tendered into the Offer.

Generally, what are the material United States federal income tax consequences of tendering Shares or having Shares exchanged for cash in the second-step merger?

If you are a U.S. Holder (as defined in “The Offer—Section 5. Certain United States Federal Income Tax Consequences”), the sale or exchange of your Shares pursuant to the Offer or the second-step merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See “The Offer—Section 5. Certain United States Federal Income Tax Consequences.”

If you are a Non-U.S. Holder (as defined in “The Offer—Section 5. Certain United States Federal Income Tax Consequences”), any gain realized upon the sale of your Shares pursuant to the Offer or the second-step merger generally will not be subject to United States federal income tax but may be a taxable transaction under foreign income or other tax laws. See “The Offer—Section 5. Certain United States Federal Income Tax Consequences.”

We urge holders of Shares to consult their own tax advisors about the tax consequences of the Offer and the Merger in light of their particular circumstances.

To whom may I speak if I have questions about the Offer?

You may call Morrow & Co., LLC, the information agent for the Offer, toll free at 800-607-0088 or by email at mmus.info@morrow.com for assistance. (Banks and brokers may call toll free at 800-662-5200.) See the back cover of this Offer to Purchase for additional contact information.

To the Shareholders of MakeMusic, Inc.:

INTRODUCTION

LEAP Acquisition Corporation, a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), hereby offers to purchase all the issued and outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”), of MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), other than Shares owned by Parent and Purchaser, at a price of $4.85 per Share (the “Offer Price”), net to the seller in cash, without interest but subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”). Unless the context otherwise requires all references herein to the “Shares” shall be deemed to include the associated Rights.

Tendering shareholders who are the record owners of Shares will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a bank or broker should check with such institution as to whether the institution will charge any service fees. However, if you fail to provide a Form W-9 or the appropriate Form W-8, as applicable, you may be subject to a required backup federal United States income tax withholding. See “The Offer—Section 5. Certain United States Federal Income Tax Consequences.” Parent and Purchaser will pay all charges and expenses of Wells Fargo Bank, N.A. (the “Depositary”) and Morrow & Co., LLC (the “Information Agent”) incurred in connection with the Offer and in accordance with the terms of the agreements entered into by and between Purchaser, Parent or any affiliate thereof, and each such person. See “The Offer—Section 14. Fees and Expenses.”

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with any other Shares beneficially owned by Parent and Purchaser, represent at least a majority of (i) all Shares issued and outstanding, plus (ii) all Shares issuable upon exercise of outstanding rights and options that are vested and exercisable or upon conversion or exchange of outstanding securities issued by MakeMusic, including Shares issuable to the former shareholders of Garritan Corporation (the “Minimum Condition”). The Minimum Condition may not be waived by Parent or Purchaser without MakeMusic’s consent.

The Offer is also subject to certain other conditions described in “The Offer—Section 11. Conditions to the Offer.”

According to MakeMusic, as of March 21, 2013, there were 4,906,707 Shares issued and outstanding, including 1,642 Shares of restricted stock granted under MakeMusic’s equity incentive plan (“Restricted Shares”) (the restrictions with respect to 5,362 Shares of restricted stock granted under MakeMusic’s equity incentive plan lapsed between the date of the Merger Agreement and March 21, 2013). Also according to MakeMusic, assuming there are no changes to the number of options outstanding as of March 12, 2013, as of the Expiration Date (as defined below in “The Offer—Section 1. Terms of the Offer”), there will be (i) 351,933 Shares issuable upon the exercise of outstanding vested stock options granted pursuant to MakeMusic’s equity incentive plan (each, an “Option”), and (ii) 27,655 Shares reserved for issuance to the former shareholders of Garritan Corporation pursuant to the stock purchase agreement MakeMusic entered into with such holders on December 19, 2011, as amended.

As a result of Parent currently owning 1,362,829 Shares, the Minimum Condition will be satisfied if an additional 1,280,319 Shares held by MakeMusic’s shareholders that are unaffiliated with Parent and Purchaser are validly tendered and not validly withdrawn prior to the expiration of the Offer.

The purpose of the Offer is to acquire for cash as many outstanding Shares not owned by Parent, Purchaser and their affiliates as possible as a first step in acquiring all of the Shares. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2013 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser, LaunchEquity Partners, LLC, an Arizona limited liability company and the direct or indirect sponsor entity of Parent and Purchaser (“Parent Sponsor”), and MakeMusic.

If the Offer is completed, in accordance with the terms of the Merger Agreement, Parent will, as promptly as practicable, cause a second-step merger of Purchaser and MakeMusic (the “Merger”) in which all remaining shareholders other than Parent and Purchaser would, without the need for further action by any shareholders not affiliated with Parent and Purchaser, receive the same price per Share as was paid in the Offer, without interest and less any applicable withholding taxes. In the Merger, each then issued and outstanding Share (other than Shares held by Parent and Purchaser and Shares held by shareholders who validly perfect their dissenter’s rights under the Minnesota Business Corporation Act (the “MBCA”)) will be cancelled and converted into and represent the right to receive, as merger consideration, the Offer Price. In the Merger, non-tendering shareholders will have dissenter’s rights, whereby such shareholder may receive the “fair value” of their Shares as determined by a judicial proceeding, by following the procedures required by the MBCA. See “Special Factors—Section 9. Dissenter’s Rights; Rule 13e-3.”

If following consummation of the Offer, or upon exercise of the Top-Up Option (described below) exercisable by Purchaser pursuant to the Merger Agreement, Parent and Purchaser own a number of Shares representing at least 90% of the outstanding Shares, then, provided that the other conditions of the Merger have been satisfied or waived, Purchaser will merge with and into MakeMusic in a “short-form” merger pursuant to the applicable provisions of the MBCA. Under the MBCA, such a merger may be consummated without a vote of, or prior notice to, MakeMusic’s shareholders or MakeMusic’s board of directors (the “Board”). If Parent and Purchaser do not own 90% or more of the outstanding Shares (including as a result of exercise of the Top-Up Option) following consummation of the Offer, Parent and Purchaser are obligated to cause all Shares owned by Parent, Purchaser and any of their other subsidiaries or affiliates to be voted in favor of the approval and adoption of the Merger Agreement, and MakeMusic is obligated to use its commercially reasonable efforts to secure approval by MakeMusic’s shareholders of the approval and adoption of the Merger Agreement and the approval of the transactions contemplated thereby, which will be assured based on the affirmative vote by Parent and Purchaser of their Shares.

If the Offer is not completed for any reason (including a failure to satisfy the Minimum Condition), Parent will review its options. These options, subject to MakeMusic’s Tax Asset Protection Plan dated February 21, 2012, between MakeMusic and Wells Fargo Bank, N.A., include doing nothing, purchasing or selling Shares in the open market or in privately negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with MakeMusic. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares, which may be higher or lower than, or the same as, the Offer Price. See “Special Factors—Section 6. Effects of the Offer,” and “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements—Rights Plan.” For a discussion of other actions that Parent and Purchaser may take if the Offer is not completed, see “Special Factors—Section 7. Conduct of MakeMusic’s Business if the Offer Is Not Completed.”

The Board established a special planning committee comprised exclusively of independent and disinterested directors to, among other things, review, evaluate, consider and negotiate the terms of Offer and the Merger, and the other transactions contemplated by the Merger Agreement (the “Special Planning Committee”). At a meeting held on March 12, 2013, the Special Planning Committee unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of MakeMusic and its shareholders and (i) recommended that the Board approve and adopt the Merger Agreement, the Offer, the Merger and all other transactions contemplated by the Merger Agreement, (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger

Agreement and the consummation of the transactions contemplated by the Merger Agreement, and (iii) recommended that MakeMusic’s shareholders accept and tender their Shares in the Offer.

The Board met on March 12, 2013 to consider the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. On the basis of the Special Planning Committee’s recommendations and certain other factors (as more fully described in MakeMusic’s Schedule 14D-9), the Board, among other things, (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of MakeMusic and its shareholders, (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that the shareholders accept and tender their Shares in the Offer.

This Offer to Purchase includes certain forward-looking statements. These statements appear throughout this Offer to Purchase and include statements regarding the intent, belief or current expectations of Parent and Purchaser, including statements concerning Parent’s and Purchaser’s plans with respect to the Shares or actions if the Offer is not completed. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward- looking statements as a result of various factors. Factors that might affect such forward-looking statements include:

•	whether the conditions to the Offer will be satisfied;

•	general economic, capital market and business conditions;

•	competitive factors in the industries and markets in which MakeMusic operates, and general industry trends;

•	the effect of war, terrorism or catastrophic events;

•	changes in government regulation;

•	changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations; and

•	the ability of Parent to execute fully on its business strategy after taking MakeMusic private.

This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, MakeMusic’s shareholders.

SPECIAL FACTORS

1.	Background

Parent Sponsor is a Wisconsin-based investment entity founded by Andrew C. Stephens, which provides growth capital and strategic leadership to intellectual property based businesses. Parent Sponsor serves as the manager of Parent.

Since their initial investment in MakeMusic in 2005, affiliates of Parent Sponsor have continued to purchase and own Shares. As of the date of this Offer to Purchase, Parent owns 1,362,829 Shares, or approximately 27.8% of the outstanding Shares. Parent Sponsor has, on an ongoing basis, reviewed various factors relating to such investment, including the price and availability of the outstanding Shares, the business prospects of MakeMusic, tax considerations, other available investments and business opportunities and general market and economic conditions. From time to time, Parent Sponsor and its affiliates have considered acquiring additional Shares or disposing of Shares.

On March 6, 2006, Parent Sponsor and its affiliates filed a Schedule 13D with the SEC disclosing aggregate beneficial ownership of approximately 10.2% of the outstanding Shares. In the Schedule 13D, Parent Sponsor and its affiliates disclosed that the purchase of Shares was for investment purposes and to acquire a significant equity position in MakeMusic. Parent Sponsor and its affiliates also disclosed in the Schedule 13D a range of potential activities they may or may not undertake with respect to MakeMusic. The Schedule 13D included as a reporting person Jeffrey A. Koch, who at the time was the Member and Chief Executive Officer of Parent Sponsor.

On July 20, 2006, the Board appointed Mr. Koch as a director of MakeMusic. Mr. Koch was not appointed to the Board pursuant to any arrangement or understanding between MakeMusic or any other person. Mr. Koch was subsequently appointed Chairman of the Board.

On January 19, 2007, Parent acquired Shares and a warrant to purchase Shares in a private transaction that increased its and its affiliates’ aggregate beneficial ownership to approximately 27.4% of the outstanding Shares (the “January 19 Acquisition”). The MBCA regulates the acquisition of shares of “issuing public corporations,” such as MakeMusic, by “acquiring persons” in “control share acquisitions.” Generally, the MBCA denies voting rights to certain shares acquired by a person or entity whose beneficial ownership in a company’s voting shares exceeds certain thresholds, unless a resolution to accord voting rights to such shares is approved by (1) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote including all shares held by the acquiring person, and (2) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote excluding all shares held by the acquiring person and its affiliates. A “control share acquisition” exists when an acquisition causes the acquirer to have voting power over: (i) at least 20% but less than 33 1/3% of the outstanding shares, (ii) at least 33 1/3% but less than or equal to 50% of the outstanding shares, and (iii) over 50% of the outstanding shares. Shares acquired in a “control share acquisition” in excess of any of the three thresholds (the “Excess Shares”) will not have voting rights, unless shareholders vote to accord the Excess Shares the normal voting rights they would have if the MBCA did not apply.

Given that the January 19 Acquisition constituted a “control share acquisition” under the MBCA, an affirmative vote of the holders of a majority of the voting power of all Shares entitled to vote, including all Shares held by Parent and its affiliates, as well as an affirmative vote of the holders of a majority of the voting power of all Shares entitled to vote, excluding interested Shares, was required to accord voting rights to the Shares then held by Parent and its affiliates that represented 20% or more of the outstanding Shares. Such a vote was held at the 2007 Annual Meeting of Shareholders of MakeMusic on May 23, 2007. At the meeting, sufficient proxies were not received to approve the proposal. The meeting was adjourned until July 18, 2007 to provide additional time for the receipt of proxies. At the reconvened meeting, the proposal was approved by the shareholders. As a result, voting rights were accorded to such Shares and any Shares that would be subsequently acquired by Parent below the 33 1/3% threshold would have voting rights without the need for a new vote by the shareholders.

On March 2, 2010, Parent Sponsor and Parent (collectively, “LaunchEquity”) entered into an agreement with MakeMusic (the “2010 Agreement”) with respect to matters relating to the composition of the Board. Under the terms of the 2010 Agreement, MakeMusic agreed to increase the size of the Board to nine (9) members and to appoint Mr. Stephens and Trevor D’Souza, a designee of LaunchEquity, to fill the resulting vacancies on the Board, with terms expiring at the 2010 Annual Meeting of Shareholders of MakeMusic (the “2010 Annual Meeting”). MakeMusic also agreed to nominate, subject to MakeMusic’s existing policies and directors’ fiduciary duties, and publicly recommend and solicit proxies for the election of Mr. Koch (who was then still a director of MakeMusic), Mr. Stephens and Mr. D’Souza (each a designee of Parent and Parent Sponsor, collectively with any successor designees, the “LaunchEquity Designees”) at the 2010 Annual Meeting. MakeMusic also agreed not to increase the size of the Board to more than nine (9) directors or take action to remove the LaunchEquity Designees before the 2011 Annual Meeting of Shareholders of MakeMusic (the “2011 Annual Meeting”). The 2010 Agreement provided that if at any time prior to the 2011 Annual Meeting any LaunchEquity Designee ceased for any reason to serve as a director of MakeMusic, LaunchEquity would be entitled to designate a replacement for such LaunchEquity Designee, who was reasonably deemed qualified by the Board and its Governance Committee. Additionally, for so long as LaunchEquity continued to beneficially own more than 20% of the outstanding Shares, the LaunchEquity Designees would serve, in proportion to LaunchEquity’s ownership of Shares, on all standing and special committees of the Board, except where such service would violate applicable director independence or other rules or regulations of the SEC or Nasdaq.

The 2010 Agreement prohibited LaunchEquity from calling any special meetings of shareholders of MakeMusic for the purpose of removing any incumbent member of the Board or take any action which would have the effect of disqualifying or curtailing the term of any incumbent member of the Board. The 2010 Agreement prohibited LaunchEquity from nominating a slate of directors to compete with MakeMusic’s director nominees at the 2010 Annual Meeting or soliciting votes in opposition to MakeMusic’s nominees or any other item of business recommended by the Board. LaunchEquity was also prohibited from participating in any transaction regarding control of MakeMusic that was not approved by the Board. These standstill provisions were set to expire immediately prior to the 2011 Annual Meeting; provided, however, LaunchEquity and its affiliates were permitted to nominate a competing slate of directors at the 2011 Annual Meeting and solicit votes of the shareholders of MakeMusic in opposition to the slate of directors nominated by MakeMusic or any other item of business recommended by the Board to be voted on at the 2011 Annual Meeting.

In connection with MakeMusic’s review of strategic alternatives, during the summer of 2010, Parent Sponsor was invited to participate in MakeMusic’s third-party solicitation process and, from September 24, 2010 through October 12, 2010, Parent Sponsor and Olshan Frome Wolosky LLP (“Olshan”), outside legal counsel to Parent Sponsor, conducted due diligence on MakeMusic.

On October 13, 2010, Olshan sent a letter to Fredrikson & Byron, P.A. (“Fredrikson”), legal counsel to MakeMusic, on behalf of Parent Sponsor stating that Parent Sponsor did not plan to submit a bid to acquire MakeMusic prior to an October 18, 2010 deadline imposed by the Board. However, Parent Sponsor reserved the right to submit an acquisition proposal in the future depending upon a number of factors, including any other proposals received by MakeMusic.

On November 10, 2010, MakeMusic issued a press release announcing a series of initiatives leading to a strategic repositioning of MakeMusic. MakeMusic disclosed various management changes, including the resignation of Ron Raup as Chief Executive Officer and director of MakeMusic and the naming of Mr. Koch as interim Chief Executive Officer (a position held by Mr. Koch until June 2011). MakeMusic disclosed that two other directors, including Mr. Stephens, had resigned in order to bring the number of directors into parity with the size of MakeMusic. MakeMusic also disclosed that a strategic review process had commenced earlier that year and that,while MakeMusic reviewed indications of interest from third parties interested in acquiring MakeMusic, such indications did not advance to a definitive offer for MakeMusic. MakeMusic stated that the Board believed MakeMusic could enhance shareholder value by remaining independent and had concluded its strategic review process.

On August 15, 2011, Parent Sponsor had discussions with MakeMusic’s Chairman of the Board with respect to a potential transfer of its ownership interests in, and contractual right to designate directors of, MakeMusic to a third party. Parent Sponsor requested that Parent Sponsor and MakeMusic enter into an agreement whereby in the future Parent Sponsor would have the authority to proportionally transfer its contractual rights to designate directors of MakeMusic to third parties in connection with the sale of Shares by Parent.

On August 23, 2011, LaunchEquity entered into an Amended and Restated Agreement with MakeMusic (the “2011 Agreement”) with respect to the composition of the Board. The 2011 Agreement, which terminates immediately prior to the 2014 Annual Meeting of Shareholders of MakeMusic (the “2014 Annual Meeting”) or if Parent ceases to beneficially own more than 20% of the outstanding Shares, amends and restates the 2011 Agreement, certain provisions of which would have expired immediately prior to the 2011 Annual Meeting. Pursuant to the 2010 Agreement, MakeMusic agreed to nominate two designees of Parent (the “LEAP Designees”) to stand for election at each annual meeting of shareholders held during the term of the agreement, to publicly recommend that the shareholders elect the LEAP Designees at such annual meetings and to solicit proxies for the election of the LEAP Designees at such annual meetings. The 2011 Agreement provided that Mr. Koch (who was then a director of MakeMusic) and Mr. D’Souza were deemed to be currently serving LEAP Designees. MakeMusic agreed that, during the term of the 2011 Agreement, it would not increase the size of the Board above seven (7) directors or take action to remove the LEAP Designees. During the term of the 2011 Agreement, Parent has the right, subject to MakeMusic’s policies and the fiduciary duties of its directors, to designate a replacement for any LEAP Designee who ceases for any reason to serve as a director of MakeMusic. Additionally, for so long as at least one LEAP Designee is then serving on the Board, Parent is entitled to have the Board designate one LEAP Designee to serve on each standing and special committee of the Board, except where such service would violate any applicable director independence, other rules or regulations of the SEC, Nasdaq, corporate or fiduciary laws, the MBCA or MakeMusic’s corporate governance policies. The 2011 Agreement provides a MakeMusic acknowledgment that the LEAP Designees, including Mr. D’Souza, have not acted, nor is it their intention to act, as representatives of Parent, Parent Sponsor or their affiliates. Mr. D’Souza was not a member of the Special Planning Committee.

The 2011 Agreement provides that during its term, Parent may not call any special meetings of MakeMusic’s shareholders for the purpose of removing any incumbent member of the Board or take any action which would have the effect of disqualifying or curtailing the term of any incumbent member of the Board. In addition, during the term of the agreement, LaunchEquity may not, directly or indirectly, nominate a slate of directors to compete with MakeMusic’s director nominees or solicit votes in opposition to MakeMusic’s nominees or any other item of business recommended by the Board at any meeting of shareholders. LaunchEquity was also prohibited from participating in any transaction regarding control of MakeMusic that was not approved by the Board. However, LaunchEquity and its affiliates are permitted to nominate a competing slate of directors at the 2014 Annual Meeting of Shareholders of MakeMusic (the “2014 Annual Meeting”) and solicit votes of the shareholders of MakeMusic in opposition to the slate of directors nominated by MakeMusic or any other item of business recommended by the Board to be voted on at the 2014 Annual Meeting.

On December 20, 2011, the Board accepted the resignation of Mr. Koch from his position as a director of MakeMusic. Mr. Koch’s resignation was effective December 31, 2011. Mr. Koch’s resignation was not a result of a disagreement with MakeMusic on any matter relating to MakeMusic’s operations, policies or practices. Under the 2011 Agreement, Parent had the right, subject to MakeMusic’s policies and the fiduciary duties of its directors, to fill the vacancy created by the resignation of Mr. Koch with a replacement designee. Parent indicated to the Board that it did not intend to immediately exercise this right but would support the appointment of a candidate with specific industry knowledge and experience selected by the Board to fill such vacancy as long as such candidate would be deemed a “LEAP Designee” under the 2011 Agreement.

In early February 2012, Parent Sponsor discussed with MakeMusic communications Parent Sponsor had with a former significant shareholder of MakeMusic, including the possibility of one party buying the other party’s entire investment in MakeMusic. Parent Sponsor also indicated to MakeMusic that Parent Sponsor offered to acquire the former shareholder’s entire investment in MakeMusic at a premium to the then current market price. No such transaction occurred.

On February 21, 2012, MakeMusic announced that the Board had adopted a Tax Asset Protection Plan (the “Rights Plan”) in order to protect MakeMusic’s substantial tax assets. MakeMusic disclosed that its use of certain tax assets could be substantially limited if MakeMusic experiences an “ownership change,” as defined by Section 382 of the Internal Revenue Code, as amended (the “Code”). In general, an ownership change for this purpose would occur when the percentage of MakeMusic’s ownership (by value) of one or more “5 percent shareholders” (as defined in the Code) increased by more than 50% over the lowest percentage owned by such shareholders at any time during the prior three years (calculated on a rolling basis). MakeMusic disclosed that the Rights Plan was designed to reduce the likelihood that MakeMusic experiences such an ownership change by discouraging any person or group from becoming a 5-percent shareholder and dissuading existing 5-percent or greater shareholders from acquiring additional Shares.

In mid-June 2012, shortly after the resignation of the Chief Executive Officer of MakeMusic, Parent Sponsor suggested that the Board (i) submit a proposal for shareholder consideration at the next annual meeting of shareholders to opt-out of the provisions of the MBCA that regulate the acquisition of shares by “acquiring persons” in “control share acquisitions” and (ii) upon approval of such proposal, grant Parent an exemption under the Rights Plan that would allow Parent to increase its ownership to above 50% of the outstanding Shares. The Board denied Parent Sponsor’s suggestion. Parent Sponsor additionally indicated to the Board that it was considering having Parent propose a tender offer or asset purchase transaction to acquire MakeMusic absent the Board taking action to increase shareholder value. The Board subsequently advised Parent Sponsor that MakeMusic had formed the Special Planning Committee for the purpose of exploring potential strategic alternatives.

On July 15, 2012, LaunchEquity sent a letter to the Board (the “July 15 Letter”) offering to acquire the operating assets, excluding cash, of MakeMusic for $13.5 million (the “July 15 Offer”). The July 15 Offer was conditioned upon, among other things, MakeMusic adopting a plan of liquidation simultaneously with shareholder approval of the sale of assets. LaunchEquity also stated that while it was prepared to acquire MakeMusic, it encouraged it to hold an open and friendly “go-shop” sale process in which prospective buyers would be invited to conduct due diligence and submit bids while providing LaunchEquity with a contractual last look right.

On July 16, 2012, MakeMusic issued a press release confirming receipt of the July 15 Offer. MakeMusic stated that consistent with its fiduciary duties, the Board had appointed the Special Planning Committee, consisting of independent, disinterested directors, to review and consider the July 15 Offer, in consultation with legal and financial advisors, and to determine the course of action that it believed was in the best interests of MakeMusic and its shareholders. MakeMusic also stated that the Board had authorized the Special Planning Committee to consider potential strategic alternatives including, but not limited to, continuing as an independent, public company with MakeMusic’s current growth plans. MakeMusic subsequently disclosed that Lazard Middle Market LLC (“LMM”) had been retained as MakeMusic’s financial advisor.

In early September 2012, Parent Sponsor had preliminary discussions with representatives of MakeMusic regarding the third-party solicitation process with respect to the potential sale of MakeMusic. Parent Sponsor indicated that it was interested in pursuing further conversations regarding MakeMusic and that it would be willing to receive non-public information regarding MakeMusic subject to entering into an appropriate confidentiality agreement.

On September 8, 2012, Fredrikson sent a form of confidentiality agreement to Olshan. During the following weeks, Olshan and Fredrikson negotiated the terms of the confidentiality agreement. These negotiations primarily pertained to the standstill provisions contained in the confidentiality agreement.

On October 26, 2012, LaunchEquity and MakeMusic entered into the confidentiality agreement. The confidentiality agreement incorporated by reference the standstill provisions contained in the 2011 Agreement. The confidentiality agreement also contained other standstill provisions which since have expired.

On November 4, 2012, Parent Sponsor received a process letter setting forth the procedures with respect to submitting a proposal to acquire MakeMusic. The letter described MakeMusic’s preferred structure for a transaction and other due diligence matters. On November 5, 2012, Parent Sponsor was informed that in the following week Parent Sponsor and other bidders would receive a letter further defining the next steps of the process.

On November 5, 2012, MakeMusic granted Parent Sponsor and Olshan access to an online data site containing due diligence materials, including financial information, relating to MakeMusic.

On November 12, 2012, Parent Sponsor received a second process letter inviting it to submit a final written offer to acquire MakeMusic. The letter listed the elements of the acquisition proposal that should be included in any written offer and instructions to provide a markup of MakeMusic’s form of merger agreement reflecting Parent Sponsor’s comments and submit any offer by November 28, 2012.

On November 13, 2012, Parent Sponsor held an in-person meeting with MakeMusic’s senior management team and received additional due diligence information from MakeMusic’s senior management team.

From November 16, 2012 through November 20, 2012, Parent Sponsor discussed with LMM Parent Sponsor’s desire to enter into negotiations with the Special Planning Committee on an exclusive basis regarding a potential transaction. At the direction of the Special Planning Committee, LMM informed Parent Sponsor that the Special Planning Committee required a written offer and markup to the merger agreement from Parent Sponsor before it would consider proceeding with any such negotiations.

On December 2, 2012, LaunchEquity submitted to MakeMusic a non-binding indication of interest (dated November 30, 2012) to acquire all outstanding Shares it did not already own for $4.50 per Share in cash in the form of a tender offer followed by a merger (the “December 2 Offer”). The December 2 Offer was not subject to any financing condition. LaunchEquity indicated that it was committed to allocating the requisite resources and was confident, assuming reasonable access to MakeMusic, its management and its books and records, that it would have the ability to complete its due diligence investigation and concomitantly negotiate and execute a merger agreement in a short timeframe. However, LaunchEquity stated that, going forward, it expected to continue its negotiations with MakeMusic regarding a potential transaction on an exclusive basis and reserved the right to withdraw its proposal to the extent MakeMusic was unwilling to grant such exclusivity by the close of business on December 4, 2012 or to the extent MakeMusic failed to maintain such exclusivity.

Throughout the process leading to the execution of the Merger Agreement, Parent Sponsor participated in discussions with MakeMusic and its advisors and negotiated, on behalf of the Purchaser and Parent, the terms of the Merger Agreement.

On or around December 4, 2012, as directed by the Special Planning Committee, LMM indicated to Parent Sponsor that MakeMusic had received a proposal from a third party to acquire MakeMusic (the “Third Party Offer”) at a price that was significantly higher than LaunchEquity’s proposed purchase price. At that time, Parent Sponsor informed LMM that it was not willing to submit a competing bid and that MakeMusic should pursue the Third Party Offer.

During the first week of January 2013, Parent Sponsor contacted the Special Planning Committee in order to follow up on the progress of the Third Party Offer.

On January 8, 2013, as directed by the Special Planning Committee, LMM informed Parent Sponsor that negotiations regarding the Third Party Offer had terminated. On or around that time, Parent Sponsor informed LMM that it would be willing to re-engage in discussions if the parties agreed to negotiate exclusively.

On January 10, 2013, MakeMusic representatives met in person with Parent Sponsor. Representatives of LMM also attended the meeting. Parent Sponsor stated that it believed $4.50 per Share was a fair price to pay for MakeMusic and again requested exclusivity. A representative of the Special Planning Committee indicated that the Special Planning Committee believed that a higher purchase price would enable it to consider granting LaunchEquity exclusivity. Parent Sponsor was informed that MakeMusic management was preparing updated financial projections that needed to be reviewed by the Special Planning Committee before a determination could be made as to whether MakeMusic would be willing to negotiate with Parent Sponsor on an exclusive basis.

On February 4, 2013, Parent Sponsor received MakeMusic’s updated financial projections prepared by MakeMusic’s management.

On February 6, 2013, as directed by the Special Planning Committee, LMM discussed with Parent Sponsor MakeMusic management’s projections under three alternative business cases outlined by management and management’s assessments as to those cases.

On February 14, 2013, Parent Sponsor informed LMM that it was prepared to increase its purchase price to $4.75 per Share. Parent Sponsor also indicated that if MakeMusic would agree to a reduction in the estimate of the professional fees payable by MakeMusic in connection with a transaction, Parent Sponsor would be willing to further increase its purchase price by an amount commensurate with the cost savings associated with such reduction.

On February 15, 2013, at the direction of the Special Planning Committee, LMM informed Parent Sponsor that the Special Planning Committee was prepared to enter into exclusive discussions with Parent Sponsor subject to Parent Sponsor increasing its proposed purchase price to $4.94 per Share, which price reflected a reduction in the estimate of the professional fees payable by MakeMusic in connection with the transaction.

On February 17, 2013, LaunchEquity and MakeMusic entered into an exclusivity agreement pursuant to which the parties agreed to continue discussions regarding a transaction by negotiating in good faith and on an exclusive basis to reach a definitive agreement (the “Exclusivity Agreement”). The Exclusivity Agreement indicated LaunchEquity’s willingness to acquire MakeMusic at a revised purchase price of $4.94 per Share in cash, assuming a reduction in professional fees that were otherwise estimated to be payable by MakeMusic in connection with the transaction.

From February 19, 2013 through March 12, 2013, Parent Sponsor and Olshan continued to conduct due diligence on MakeMusic’s business, including through conference calls with members of MakeMusic’s management and advisors. As part of its due diligence, Parent Sponsor discussed with certain members of management the terms of their employment agreements. During this time, Olshan and Fredrikson also negotiated the terms of the Merger Agreement.

On February 26, 2013, Mr. Stephens traveled to MakeMusic’s corporate headquarters in order to meet with certain members of management and LMM.

On February 28, 2013, Parent Sponsor informed LMM that it would require a reduction to its proposed purchase price of $4.94 per Share based on concerns that had surfaced during the due diligence process. These concerns related to, among other things, the high deductible under MakeMusic’s directors’ and executive officers’ insurance policies, severance provisions contained in the employment agreements of certain executives and the estimate of transaction costs to be paid by MakeMusic in connection with the transaction.

On March 1, 2013, at the direction of the Special Planning Committee, LMM further discussed with Parent Sponsor Parent Sponsor’s request for a potential price reduction.

On March 2, 2013, Parent Sponsor informed representatives of the Special Planning Committee and LMM that, although it remained interested in acquiring MakeMusic, it was unwilling to continue negotiations without a price reduction given the concerns raised by its due diligence. Parent Sponsor stated that such continued discussions could occur if MakeMusic was willing to agree to a purchase price of $4.80 per Share.

On March 6, 2013, after further negotiations, Parent Sponsor agreed to a proposed purchase price of $4.85 per Share.

Also on March 6, 2013, Parent Sponsor and Ms. Karen VanDerBosch, the Chief Financial Officer, Chief Operating Officer, and acting Chief Executive Officer of MakeMusic, met to discuss the potential of Ms. VanDerBosch staying with MakeMusic if Parent Sponsor and Parent were to complete the acquisition. The discussion included the possibility of modifying Ms. VanDerBosch’s existing employment arrangement and the possibility of Ms. VanDerBosch serving as Chief Executive Officer of MakeMusic after closing of the transaction.

From March 4, 2013 to March 12, 2013, the parties continued negotiations of the Merger Agreement.

On March 12, 2013, Fredrikson informed Olshan that the Board, based on the unanimous recommendation of the Special Planning Committee comprised solely of independent directors, had (1) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the holders of Shares (other than Parent, Purchaser and Parent Sponsor), (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) resolved to recommend that MakeMusic’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

Late in the evening of March 12, 2013, Parent, Purchaser, Parent Sponsor and MakeMusic executed the Merger Agreement.

On March 13, 2013, MakeMusic and Parent Sponsor issued a press release announcing the execution of the Merger Agreement.

On March 13, 2013, Parent Sponsor and its affiliates filed a Schedule 13D amendment disclosing the execution of the Merger Agreement.

On March 22, 2013, Parent and Purchaser commenced the Offer.

2.	Purpose of and Reasons for the Offer; Plans for MakeMusic After the Offer and the Merger

The purpose of the Offer is for Parent to increase its direct and indirect ownership of the outstanding Shares from its current level of approximately 27.8% to 100% and, accordingly, to participate in 100% of the earnings and growth in value, if any, of MakeMusic.

If the Offer is completed, in accordance with the terms of the Merger Agreement, Parent will, as promptly as practicable upon completion of the Offer, cause the Merger to be effected, pursuant to which each then outstanding Share (other than Shares owned by Parent, Purchaser, and their other subsidiaries and affiliates, and Shares, if any, that are held by shareholders who validly perfect their dissenter’s rights under the MBCA) would be converted into and represent the right to receive, as merger consideration, the Offer Price. The cash consideration to be paid in the Merger would be the same as the consideration paid in the Offer. Upon the completion of the Merger, Parent would own 100% of the Shares. In the Merger, Purchaser would merge with and into MakeMusic, with MakeMusic continuing as the surviving corporation.

Parent believes that there would be a number of benefits to MakeMusic that would follow from MakeMusic being a privately held company and wholly-owned subsidiary of Parent. These benefits include the following:

•

by ceasing to be a public company, MakeMusic will benefit from the elimination of the additional burdens on its management, as well as the expenses, associated with being a public company, including the burdens of preparing periodic reports under federal securities laws and the costs of maintaining investor relations staff and resources and complying with the Sarbanes-Oxley Act of 2002, enabling management to devote more of their time and energy to core business operations;

•

as a privately-held company, MakeMusic will have greater flexibility to focus on long-term business goals, including pursuing strategic transactions and acquisitions, without the constraint of the public market’s emphasis on quarterly earnings; and

•

if MakeMusic becomes a wholly-owned subsidiary of Parent, MakeMusic will have greater access to Parent’s and its affiliates’ financial and other resources which will make it easier for MakeMusic to obtain the funding it requires for its operations.

The determination to proceed with the acquisition of the remaining interest in MakeMusic at this time would also afford MakeMusic’s shareholders that are unaffiliated with Parent and Purchaser (i) the ability to dispose of their Shares at a premium over market prices prior to the time that Parent’s intention to make the Offer was first announced, and (ii) liquidity with respect to their Shares.

Having come to a determination to pursue the acquisition of the Shares, Parent and Parent Sponsor considered transaction structure alternatives to the Offer, including structuring the transaction as a one-step merger and an asset purchase along with a liquidation payment to shareholders. After considering the advantages and disadvantages of those alternatives, Parent determined to make a cash tender offer followed by a second-step merger. In choosing this structure, Parent considered, among other things, the following:

•	a tender offer followed by a second-step merger is a common means of effecting an acquisition transaction by a significant shareholder;

•	the structure of the transaction provides all of MakeMusic’s shareholders unaffiliated with Parent with the opportunity to participate in the Offer;

•

for a significant shareholder such as Parent that is seeking to acquire Shares, whether directly or through a subsidiary such as Purchaser, from a large number of shareholders unaffiliated with Parent and Purchaser, open-market or privately-negotiated purchases would be less efficient, more complex and more time-consuming than a tender offer and may be prohibited under the Rights Plan;

•

the shareholders of MakeMusic that are unaffiliated with Parent and Purchaser would likely receive the consideration in payment for their Shares sooner in a tender offer than if Parent pursued a one-step merger transaction; and

•

shareholders who do not tender their Shares in the Offer and who otherwise comply with applicable requirements may exercise dissenter’s rights in connection with the Merger pursuant to Sections 302A.471 and 302A.473 of the MBCA.

In connection with the Offer and the Merger, Parent expects to review MakeMusic and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what changes, if any, would be appropriate or desirable following the Offer and the Merger in order to best organize the activities of MakeMusic. In particular, following the Offer and the Merger, Parent plans to change the Board by electing persons as directors of MakeMusic who may include employees or officers of Purchaser or its affiliates. Parent may also consider material changes in the present dividend policy, indebtedness and capitalization of MakeMusic, and Parent may consider pursuing acquisition opportunities through MakeMusic and may take actions to achieve potential scale efficiencies.

Parent expressly reserves the right to make any changes that it deems necessary, appropriate or convenient in light of its review or in light of future developments. Such changes could include, among other things, changes in MakeMusic’s business, corporate structure, certificate of incorporation, by-laws, capitalization (whether arising from refinancing or otherwise), management or dividend policy, including causing MakeMusic to pay a special or extraordinary dividend to the extent permitted by applicable law. Parent intends to retain the Shares acquired pursuant to the Offer and the Merger.

Parent’s current plans for MakeMusic are based on the assumption that the Offer is completed and Parent will own 100% of the Common Stock of MakeMusic upon consummation of the Merger following the completion of the Offer. If, however, the Offer is not completed for any reason, Parent will evaluate its plans for MakeMusic. See also “Special Factors—Section 6. Effects of the Offer” and “Special Factors—Section 7. Conduct of MakeMusic’s Business if the Offer Is Not Completed.”

Except as otherwise described in this Offer to Purchase, Parent and Purchaser have no current plans or proposals or negotiations that relate to or would result in (i) an extraordinary corporate transaction, such as a merger (other than the Merger), reorganization or liquidation involving MakeMusic, (ii) any purchase, sale or transfer of a material amount of assets of MakeMusic, (iii) any material change in MakeMusic’s present dividend rate or policy or the indebtedness or capitalization of MakeMusic, or (iv) any other material change in MakeMusic’s corporate structure or business.

3.	The Recommendation by the Special Planning Committee and the Board of Directors of MakeMusic

The Board established the Special Planning Committee, comprised exclusively of independent and disinterested directors, to, among other things, review, evaluate, consider and negotiate the terms of Offer and the Merger, and the other transactions contemplated by the Merger Agreement. At a meeting held on March 12, 2013, the Special Planning Committee unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of MakeMusic and its shareholders and (i) recommended that the MakeMusic Board approve and adopt the Merger Agreement, the Offer, the Merger and all other transactions contemplated by the Merger Agreement, (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, and (iii) recommended that MakeMusic’s shareholders accept and tender their Shares in the Offer.

The MakeMusic Board met on March 12, 2013 to consider the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. On the basis of the Special Planning Committee’s recommendations and certain other factors (as more fully described in MakeMusic’s Schedule 14D-9), the MakeMusic Board, among other things, (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of MakeMusic and its shareholders, (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that the shareholders accept and tender their Shares in the Offer.

4.	Position of the Offeror Group Regarding Fairness of the Offer and the Merger

The rules of the SEC require Parent Sponsor, Parent and Purchaser (collectively, the “Offeror Group”) to express their belief as to the fairness of the Offer and the Merger to shareholders of MakeMusic who are not affiliated with the Offeror Group.

The Offeror Group believes that the Offer Price to be received by MakeMusic’s shareholders that are unaffiliated with the Offeror Group pursuant to the Offer and the Merger is fair to such shareholders. The Offeror Group bases its belief on, among other things, the following factors, each of which, in its judgment, supports its views as to the fairness of the Offer and the Merger:

•	The Offer Price represents:

•

a premium of 35.1% over the closing price of the Shares on July 13, 2012, the last trading day before Parent Sponsor sent a letter to the Board expressing a desire to engage in a transaction with MakeMusic; and

•	a premium of 31.1% over the closing price of the Shares on March 12, 2013, the last trading day before Parent publicly announced a $4.85 per Share proposal.

•	The Offer will provide holders with liquidity at a substantial premium, without the brokerage and other costs typically associated with market sales.

•	The Offer Price will be paid in cash. Therefore, holders of Shares will receive certain value in the Offer or the Merger.

•

The recommendations to MakeMusic’s shareholders that are unaffiliated with the Offeror Group by, and the findings of, the Board and the Special Planning Committee with respect to the fairness of the Offer and the Merger, as described in the Schedule 14D-9 filed by MakeMusic with the SEC under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Planning Committee and MakeMusic’s Board.”

In addition, we believe that the Offer is procedurally fair to shareholders of MakeMusic who are unaffiliated with the Offeror Group, based on the following factors:

•

The factors considered by, and the findings of, the Board and the Special Planning Committee with respect to the procedural fairness of the Offer and the Merger to MakeMusic’s shareholders that are unaffiliated with the Offeror Group as described in the Schedule 14D-9 filed by MakeMusic with the SEC under “Item 4. The Solicitation or Recommendation—Background of the Transaction and Reasons for the Recommendation—Reasons for the Recommendation of the Special Planning Committee and the Board of Directors.”

•

The Board, based upon the unanimous recommendation of the Special Planning Committee, has recommended to the holders of Shares that they tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. See “Special Factors—Section 1. Background.”

•

The Special Planning Committee, which consisted solely of independent directors, was granted the authority to review, discuss, explore, evaluate, negotiate, recommend or not recommend any offer to acquire Shares or any proposal for a merger or other business combination made by Parent.

•

None of Parent, Purchaser or Parent Sponsor participated in or had any influence on the deliberative process of, or the conclusions reached by, the Special Planning Committee or the negotiating positions of the Special Planning Committee.

•	MakeMusic retained legal and financial advisors to assist the Special Planning Committee in connection with the Offer and the Merger.

•

The Offer Price of $4.85 per Share and the other terms and conditions of the Merger Agreement resulted from extensive negotiations between the Special Planning Committee and MakeMusic’s advisors and Parent and its advisors.

•

The Special Planning Committee unanimously determined that the transactions contemplated by the Offer and the Merger Agreement are advisable and fair to and in the best interests of the holders of Shares (other than Parent, Purchaser, Parent Sponsor and their affiliates).

•

The fact that the Special Planning Committee and the Board received an opinion from MakeMusic’s financial advisor, dated March 12, 2013, as to the fairness, from a financial point of view and as of the date of the opinion, of the $4.85 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Parent, Purchaser, Parent Sponsor and their respective affiliates and any shareholders who validly perfect their dissenter’s rights under the MBCA). See “Item 4. The Solicitation or Recommendation—Background of the Transaction and Reasons for the Recommendation—Opinion of MakeMusic’s Financial Advisor” and Annex B to the Schedule 14D-9 filed by MakeMusic with the SEC.

•

The Special Planning Committee had access to all of the information prepared or otherwise developed by MakeMusic’s management and made available to Parent Sponsor, including MakeMusic’s financial projections described under “Special Factors—Section 5. MakeMusic Financial Projections.”

•	Unaffiliated shareholders will have sufficient time to make a decision whether or not to tender:

•	The Offer will remain open for a minimum of twenty (20) business days.

•

If Parent amends the Offer to include any material additional information, Parent will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow shareholders to consider the additional information.

•	Each of the shareholders not affiliated with the Offeror Group will be able to decide voluntarily whether or not to tender such shareholder’s Shares.

•

If the Offer is completed, the Merger will be consummated in which all remaining shareholders not affiliated with the Offeror Group will receive the same price per Share as was paid in the Offer, without interest, and less any applicable withholding taxes.

•

If the Merger is completed, shareholders who have neither voted in favor of the Merger nor consented thereto in writing will be entitled to receive the “fair value” of their Shares, as determined by a court, if they validly perfect their dissenter’s rights under Sections 302A.471 and 302A.473 of the MBCA. See “Special Factors—Section 9. Dissenter’s Rights; Rule 13e-3.”

•	Following the successful completion of the Offer and the Merger, MakeMusic’s shareholders unaffiliated with the Offeror Group will not face the risk of any decline in the value of MakeMusic.

The Offeror Group also considered the following factors, each of which the Offeror Group considered negative in its considerations concerning the fairness of the terms of the transaction:

•

Any shareholder who tenders all its Shares in the Offer or has its Shares converted into cash in the Merger would cease to participate in the future earnings or growth, if any, of MakeMusic or benefit from increases, if any, in the value of MakeMusic.

•

As to the Offer Price, the financial interests of the Offeror Group are different than the financial interests of MakeMusic’s shareholders that are unaffiliated with the Offeror Group. In addition, officers and directors of MakeMusic have actual or potential conflicts of interest in connection with the Offer and any subsequent merger. See “Special Factors—Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger.”

•

The sale of Shares in the Offer will be taxable for United States federal income tax purposes to tendering shareholders that are U.S. Holders (as defined in “The Offer—Section 5. Certain United States Federal Income Tax Consequences”).

None of the members of the Offeror Group found it practicable to assign, nor did any of them assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

The Offeror Group’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price to MakeMusic’s shareholders that are unaffiliated with the Offeror Group in relation to the going-

concern value of MakeMusic on a standalone basis. In reaching the conclusion as to fairness, the Offeror Group did not consider the liquidation value or net book value of MakeMusic. The liquidation value was not considered because MakeMusic is a viable going concern and Parent has no plans to liquidate MakeMusic. The net book value was not considered as the MakeMusic business is not hard-asset intensive or otherwise of a nature the value of which is traditionally measured as a multiple of book value. Therefore, the Offeror Group believes that each of the liquidation value and the net book value of MakeMusic is irrelevant to a determination as to whether the Offer is fair to shareholders that are unaffiliated with the Offeror Group.

Except as discussed above in “Special Factors—Section 1. Background,” the Offeror Group is not aware of any firm offers made by any person, other than Parent and Purchaser, during the two years preceding the date hereof for (1) the merger or consolidation of MakeMusic with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of MakeMusic; or (3) a purchase of MakeMusic’s securities that would enable the holder of such securities to exercise control of MakeMusic.

The foregoing discussion of the information and factors considered and given weight by the Offeror Group is not intended to be exhaustive, but is believed to include the material factors considered by the Offeror Group. The Offeror Group’s views as to the fairness of the Offer to shareholders of MakeMusic should not be construed as a recommendation to any shareholder as to whether that shareholder should tender such shareholder’s Shares in the Offer.

5.	MakeMusic Financial Projections

As discussed in “Special Factors—Section 1. Background” above, on February 4, 2013, Parent Sponsor received a revised five-year forecast for MakeMusic prepared by MakeMusic management (the “MakeMusic 2013-2017 Projections”) which consisted of three cases: a low case, which management deemed the most likely case of MakeMusic’s future financial performance, with projected growth rates in line with or slightly above historical growth rates and revenue projections consistent with historical results for MakeMusic’s product lines (the “Management (Most Likely) Case”), a goal case, which management deemed goal-oriented and viewed as a base for setting bonus award goals or targets to award greater than historical performance by management, and was used for setting 2013 bonus goals (the “Goal Case”), and a high case, which management deemed extremely aspirational and unlikely to be achieved, particularly given historical growth rates (the “Aspirational Case”), the assumptions underlying each case as more fully described in MakeMusic’s Schedule 14D-9. Parent Sponsor used the Management (Most Likely) Case, which Parent Sponsor believed was most in line with the operating history of MakeMusic for the past three-year and five-year periods, as a factor in determining to increase its offer price per Share from $4.50 to $4.75 and, ultimately, $4.85. MakeMusic has advised Parent, Parent Sponsor and their affiliates of certain assumptions, risks and limitations relating to these projections, as further described in MakeMusic’s Schedule 14D-9, and that MakeMusic has not as a matter of course made public any projections as to future performance or earnings. Parent Sponsor considered, among other things, the following items from the Management (Most Likely) Case of the MakeMusic 2013-2017 Projections:

Management (Most Likely) Case

	(dollars in millions)
	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Net Revenue	$22.3	$24.8	$26.7	$28.7	$30.6
Cost of Sales	$3.6	$4.2	$4.8	$5.5	$6.0
Gross Profit	$18.7	$20.6	$21.9	$23.2	$24.6
Operating Expenses	$18.9	$19.6	$20.4	$21.2	$22.3
Income (Loss) from Operations	($0.2)	$1.0	$1.4	$2.0	$2.3
Interest Income (Expense)	$0.04	$0.07	$0.08	$0.09	$0.1
Other Gains	$0.001	$0.001	$0.001	$0.001	$0.001
Income (Loss) Before Income Taxes	($0.2)	$1.1	$1.5	$2.1	$2.4

The MakeMusic 2013-2017 Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The MakeMusic 2013-2017 Projections do not comply with generally accepted accounting principles. In addition, the MakeMusic 2013-2017 Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The MakeMusic 2013-2017 Projections were prepared by MakeMusic’s management without the assistance of any member of the Parent, Parent Sponsor or Purchaser or any of their affiliates. The summary of the MakeMusic 2013-2017 Projections is not included in this Offer to Purchase to influence any shareholder’s decision whether to tender Shares in the Offer, but because this information was made available by MakeMusic to the Parent Sponsor.

Important factors that may affect actual results and results of MakeMusic’s operations, or could lead to the MakeMusic 2013-2017 Projections not being achieved include, but are not limited to the ability of MakeMusic’s management team to successfully implement growth initiatives for SmartMusic; market acceptance of MakeMusic’s products; the impact of changing technology on MakeMusic’s product upgrades; delays in finalizing and implementing product modernization initiatives; the occurrence of unforeseen litigation; and other factors that are more fully described in MakeMusic’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 13, 2013. The assumptions upon which the MakeMusic 2013-2017 Projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions, financial market conditions and conditions in the industries in which MakeMusic operates, all of which are difficult to predict and many of which are beyond the control of MakeMusic and its management. The MakeMusic 2013-2017 Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the MakeMusic 2013-2017 Projections in this Offer to Purchase should not be regarded as an indication that the Offeror Group or any of its affiliates, advisors, officers, directors, partners, members or representatives considered or consider the MakeMusic 2013-2017 Projections to be necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither the Offeror Group nor any of its affiliates, advisors, officers, directors, partners, members or representatives can provide you any assurance that actual results will not differ from the MakeMusic 2013-2017 Projections, and, except to the extent required by law, MakeMusic undertakes no obligation to update or otherwise revise or reconcile the MakeMusic 2013-2017 Projections to reflect circumstances existing after the date such MakeMusic 2013-2017 Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Offeror Group nor any of its respective affiliates intends to make publicly available an update or other revisions to the MakeMusic 2013-2017 Projections. Neither the Offeror Group nor any of its affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of MakeMusic compared to the information contained in the MakeMusic 2013-2017 Projections or that the MakeMusic 2013-2017 Projections will be achieved. MakeMusic has made no representation to Parent, Parent Sponsor or any of their respective affiliates concerning these projections.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 are not applicable to any forward-looking statements made in connection with the Offer.

6.	Effects of the Offer

If the Offer is completed, in accordance with the terms of the Merger Agreement, Parent will, as promptly as practicable, cause the second-step merger of Purchaser and MakeMusic in which all remaining shareholders other than Parent, Purchaser and their affiliates would, without the need for further action by such shareholders, receive the same price per Share as was paid in the Offer, without interest, and less any applicable withholding taxes. In the Merger, each then issued and outstanding Share (other than Shares held by Parent, Purchaser and their affiliates and Shares held by shareholders who validly perfect their dissenter’s rights under the MBCA) will be converted into and represent the right to receive the Offer Price. In connection with the Merger, non-tendering shareholders will have dissenter’s rights, whereby such shareholders may receive the “fair value” of their Shares as determined by a judicial proceeding, by following the procedures required by the MBCA. See “Special Factors—Section 9. Dissenter’s Rights; Rule 13e 3.”

If following consummation of the Offer, or following exercise of Purchaser’s Top-Up Option (described below) contained in the Merger Agreement, Parent, Purchaser and their affiliates own a number of Shares representing at least 90% of the Shares, Parent is obligated, pursuant to the Merger Agreement, to consummate the Merger as a short-form merger of Purchaser and MakeMusic in accordance with the applicable provisions of the MBCA. Under the MBCA, such a merger may be consummated without a vote of, or prior notice to, MakeMusic’s shareholders or the Board. If Parent and Purchaser do not own 90% or more of the Shares (including as a result of the exercise of the Top-Up Option described below) following consummation of the Offer, Parent and Purchaser are obligated to cause all Shares owned by Parent, Purchaser and their other subsidiaries and affiliates to be voted in favor of the approval and adoption of the Merger Agreement and MakeMusic is obligated to use its commercially reasonable efforts to secure approval by MakeMusic’s shareholders in favor of the approval and adoption of the Merger Agreement, which will be assured based on the affirmative vote by Parent and Purchaser of their Shares.

If the Offer is not completed for any reason (including a failure to satisfy the Minimum Condition), Parent will review its options. These include, subject to the Rights Plan, doing nothing, purchasing or selling Shares in the open market or in privately negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with MakeMusic. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares, and such price may be higher or lower than or the same as the Offer Price.

As a result of the Offer, the direct and indirect interest of Parent in MakeMusic’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. If the Offer is completed, following consummation of the Merger, Parent’s indirect interest in such items will increase to 100%, and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by MakeMusic’s operations and any future increase in MakeMusic’s value. Similarly, Parent will also bear the risk of losses generated by MakeMusic’s operations and any decrease in the value of MakeMusic after the Merger. Accordingly, former shareholders will not have the opportunity to participate in the earnings and growth, if any, of MakeMusic after the Merger and will not have any right to vote on corporate matters. Similarly, former shareholders will not face the risk of losses generated by MakeMusic’s operations or decline in the value of MakeMusic after the Merger.

The Shares are currently registered under the Exchange Act and listed on the NASDAQ Capital Market (“Nasdaq”) under the symbol “MMUS.” If the Offer is completed, as a result of the consummation of the Merger following the Offer, there will be no public market for the Shares. After the Merger, the Shares will cease to be listed on Nasdaq, and prices with respect to sales of Shares in the public market will no longer be available. In addition, after the Merger, registration of the Shares under the Exchange Act will be terminated. See “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations.”

7.	Conduct of MakeMusic’s Business if the Offer Is Not Completed

If the Offer is not completed because the Minimum Condition is not satisfied or because another condition is not satisfied or waived, Parent and Purchaser will reevaluate the acquisition of Shares.

In particular, Parent and Purchaser may consider, among other things and subject to the Rights Plan:

•	not taking any action at that time, including not purchasing any additional Shares;

•	purchasing or selling Shares in the open market or in privately negotiated transactions;

•	making a new tender offer; and

•	consummating a merger or other business combination with MakeMusic, subject to compliance with applicable law.

If Parent and Purchaser were to pursue any of these alternatives, it might take considerably longer for the shareholders of MakeMusic that are unaffiliated with the Offeror Group to receive any consideration for their Shares (other than through sales in the open market or otherwise) than if they had tendered their Shares in the Offer. Any such transaction could result in proceeds per Share to the shareholders of MakeMusic unaffiliated with the Offeror Group that are more or less than, or the same as, the Offer Price or could result in the trading price of the Shares to increase, decrease or be unchanged.

8.	Summary of the Merger Agreement; Other Agreements

Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. This summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about MakeMusic or Parent (or their affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to MakeMusic or Parent (or their affiliates). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable (and in any event within 10 business days) after execution of the Merger Agreement. Under the terms of the Merger Agreement, the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject only to (i) the Minimum Condition, and (ii) the other conditions set forth in Annex I of the Merger Agreement (together with the Minimum Condition, the “Offer Conditions”). Subject to the satisfaction of the Minimum Condition and the other Offer Conditions, the Merger Agreement provides that Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date (as defined below in “The Offer—Section 1. Terms of the Offer”).

Under the terms of the Merger Agreement, Parent and Purchaser expressly reserve the right to (i) increase the Offer Price, (ii) waive, in whole or in part, any of the Offer Conditions, and (iii) make any other changes in the terms and conditions of the Offer, except that, without the prior written consent of MakeMusic, Parent and Purchaser cannot do any of the following: (1) decrease the Offer Price, (2) change the form of consideration payable in the Offer, (3) decrease the maximum number of Shares subject to the Offer, (4) impose conditions or requirements to the Offer that are different than or in addition to the Offer Conditions, (5) change or waive the Minimum Condition, (6) amend or modify any of the Offer Conditions in a manner that adversely affects the holders of Shares, or (7) extend or otherwise change the expiration date of the Offer in a manner other than as required or permitted by the Merger Agreement. Purchaser will from time to time extend the Offer (i) for one or more consecutive increments of not more than 10 business days each, if any of the Offer Conditions have not been satisfied or waived by Parent or Purchaser at the scheduled Expiration Date, and (ii) for any minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law, except that in no event will Purchaser be required to extend the Offer beyond May 21, 2013.

Tender Offer Solicitation/Recommendation. On the date of commencement of the Offer, MakeMusic will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer and a Transaction Statement on Schedule 13E-3 with respect to the Offer contemplated by the Merger Agreement containing the MakeMusic Board Recommendation as to the fairness of the Offer and the Merger and will cause the Schedule 14D-9 and Schedule 13E-3 to be promptly disseminated to the holders of Shares.

Directors. Following the date that Purchaser accepts for payment the Shares tendered pursuant to the Offer (the “Acceptance Time”) and until the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to the Board that is equal to the product of the total number of directors on the Board multiplied by the percentage of the aggregated number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears the total number of Shares then outstanding. Parent currently has no intentions with respect to such designation of rights.

To the extent that Purchaser’s designees constitute a majority of the Board at any time prior to the Effective Time, MakeMusic agreed that it will use its reasonable best efforts to cause the Board to maintain at least such number of directors who are currently members of the Board to remain as directors as required by applicable Nasdaq Listing Rules or federal securities laws. We refer to these remaining directors, or their successors who may be appointed in accordance with the Merger Agreement, as the “Continuing Directors.”

After the election or designation of designees of Purchaser in accordance with the above and prior to the Effective Time or the earlier termination of the Merger Agreement, the approval of a majority of the Continuing Directors is required for MakeMusic to take certain actions with respect to the Merger Agreement, to exercise or waive any of MakeMusic’s rights, benefits or remedies if such action would adversely affect the holders of the Shares, to amend MakeMusic’s Governing Documents if such action adversely affects in any material respects the holder of Shares, or take any other action of the Board under or in connection with the Merger Agreement if such action adversely affects, or reasonably could adversely affect, the holders of Shares.

Top-Up Option. Pursuant to the Merger Agreement, MakeMusic has irrevocably granted to Purchaser a Top-Up Option to purchase, at a price per Share equal to the Offer Price, a number of newly-issued Shares equal to a number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of such exercise, will constitute no less than one Share more than 90% of the Shares outstanding immediately after the issuance of the Shares issued pursuant to the Top-Up Option. However, in no event will the Top-Up Option be exercisable for more than MakeMusic’s then authorized and unissued Shares (excluding Shares otherwise reserved for issuance under any equity-based incentive plans sponsored by MakeMusic).

The Top-Up Option may be exercised by Purchaser, in whole but not in part, on or prior to the 10th business day following the later of (i) Purchaser’s acceptance for payment of Shares pursuant to the Offer, and (ii) the expiration of any “subsequent offering periods” provided by Purchaser pursuant to the Merger Agreement, provided that the number of Shares beneficially owned by Parent, Purchaser and their affiliates immediately prior to the exercise of the Top-Up Option constitutes at least 82% of the number of Shares then outstanding (excluding from Purchaser’s ownership, but not from outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee). Additionally, such Top-Up Option cannot be exercised if the number of Shares to be issued pursuant to the Top-Up Option would exceed the number of authorized and unissued Shares not otherwise reserved for issuance and must be exercised prior to the earlier to occur of the effective time of the Merger and the termination of the Merger Agreement. The aggregate purchase price payable for the Top-Up Option Shares may be paid by Purchaser either in cash or by executing and delivering to MakeMusic a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares, except that the aggregate par value of the Top-Up Option Shares must be paid in cash. Any such promissory note will bear interest at the rate per annum equal to the prime rate as reported in The Wall Street Journal, Midwest Edition, on the date of execution and delivery of such promissory note, payable in arrears at maturity, and will be payable in full with accrued interest immediately at the Effective Time.

Pursuant to the Merger Agreement, in any dissenter’s proceeding in connection with the Merger with respect to Shares held by shareholders who do not tender their Shares in the Offer and who otherwise comply with applicable requirements of Sections 471 and 473 of the MBCA, the fair value of such Shares will be determined in accordance with Sections 471 and 473 of the MBCA without regard to the Top-Up Option, the Top-Up Option Shares or any consideration paid or delivered by Purchaser to MakeMusic in payment for the Top-Up Option Shares.

The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into MakeMusic in accordance with the MBCA. At that time, the separate existence of the Purchaser will cease, and MakeMusic will be the surviving corporation and continue under the laws of the State of Minnesota.

At the Effective Time, the articles of incorporation of MakeMusic, as then in effect, will become the articles of incorporation of the Surviving Corporation until thereafter changed or amended in accordance with such articles of incorporation and applicable law, and the bylaws of Purchaser as then in effect will be the bylaws of the Surviving Corporation until thereafter changed or amended in accordance with such bylaws, the articles of incorporation of the Surviving Corporation and applicable law.

Following the consummation of the Offer, the obligations of MakeMusic, Parent and Purchaser to consummate the Merger are subject to the fulfillment or written waiver by MakeMusic, Parent and Purchaser of each of the following conditions:

•

the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement shall have been approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding Shares, if and to the extent required by the MBCA; and

•

No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect and has the effect of enjoining or otherwise preventing the consummation of the Merger.

Conversion of Capital Stock. Under the terms of the Merger Agreement, at the Effective Time:

•

Shares issued and outstanding prior to the Effective Time (other than Shares held by a holder who exercises dissenter’s rights with respect to the Shares or as described below) will be converted into the right to receive the Offer Price, without interest;

•	Shares held by Parent, Purchaser or their respective subsidiaries and affiliates will be cancelled without consideration; and

•

Each issued and outstanding share of Purchaser will be converted into one share of common stock of the Surviving Corporation and will constitute the Surviving Corporation’s only issued and outstanding shares of capital stock.

After the Effective Time, the Shares will be canceled, and the holders of Certificates or Book-Entry Shares that immediately prior to the Effective Time represented Shares will cease to have any rights with respect to the Shares other than the right to receive, upon the surrender of the Certificates or Book-Entry Shares, the Offer

Price, without interest and subject to any applicable withholding taxes. At or prior to the Effective Time, Parent or Purchaser has agreed to deposit with the Depositary the aggregate consideration to be paid to holders of Shares in the Merger.

Dissenting Shares. Shares outstanding immediately prior to the Effective Time and held of record or beneficially by a Person who is entitled to demand and properly demands appraisal of such Shares (pursuant to, and who complies in all respects with, Sections 471 and 473 of the MBCA (the “Appraisal Rights”)), shall not be converted into or represent the right to receive the Merger Consideration for such Shares but instead shall be entitled to payment of the fair value (including interest) of such Dissenting Shares in accordance with the Appraisal Rights; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Shares shall cease and such Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration, without interest thereon.

Treatment of Options. Immediately prior to the Effective Time, all unexpired and unexercised outstanding Options to purchase Shares granted pursuant to MakeMusic’s equity compensation plans will vest in full and become fully exercisable, and the Options will be cancelled at the Effective Time in consideration for the right to receive a cash payment equal to the total number of Shares previously subject to the Option, multiplied by the amount by which the Offer Price exceeds the exercise price per Share of the Option, less any applicable withholding taxes. If the exercise price per Share of any such option is equal to or greater than the per share Merger Consideration, the Option will be canceled without any cash payment.

Treatment of Restricted Stock. Each holder of an unvested award of restricted stock will have the right to tender such restricted stock into the Offer. Effective at the Acceptance Time, each share of restricted stock will become fully vested, and to the extent not withheld by MakeMusic to satisfy Tax withholding obligations, will be treated the same as other Shares properly tendered into the Offer.

Treatment of Garritan Holdback Rights. At the Effective Time, the rights of the former shareholders of Garritan Corporation to receive shares of Common Stock will be cancelled, and the holders of such rights will be entitled to receive from the Surviving Corporation, immediately after the Effective Time, upon the cancellation of such rights, an amount in cash equal to (i) the Offer Price, multiplied by (ii) the number of Shares subject to such rights as of the Effective Time that were not, as of the Effective Time, subject to any existing credits, claims or setoffs by MakeMusic pursuant to the Garritan Stock Purchase Agreement (the “Garritan Holdback Rights”).

Merger Without a Meeting of Shareholders; Shareholders’ Meeting. Parent, Purchaser and MakeMusic have agreed to cause the Merger to become effective, in accordance with Section 621 of the MBCA, as promptly as practicable without a meeting of MakeMusic’s shareholders, if Parent, Purchaser, and their respective subsidiaries own at least 90% of the voting power of the then outstanding Shares following the Acceptance Time and, if applicable, the expiration of any “subsequent offering period” and exercise of the Top-Up Option.

If a meeting of MakeMusic’s shareholders is required to complete the Merger, MakeMusic has agreed, as promptly as practicable after the Acceptance Time and the expiration of any “subsequent offering period,” to call and hold a meeting of its shareholders in consultation with Parent, which we refer to as the “Shareholders’ Meeting,” for the purpose of voting upon the adoption of the Merger Agreement. MakeMusic has also agreed to prepare and file with the SEC a proxy or information statement relating to the shareholders’ meeting to be held to consider the adoption of the Merger Agreement. The Merger Agreement provides that Parent and Purchaser will vote, or cause to be voted, all of the Shares then owned by them or any of their other subsidiaries and affiliates. MakeMusic has also agreed to use commercially reasonable efforts to secure approval by MakeMusic’s shareholders in favor of the adoption of the Merger Agreement, which will be assured based on the affirmative vote by Parent and Purchaser of their Shares.

Representations and Warranties. The Merger Agreement contains representations and warranties made by MakeMusic to Parent and Purchaser and representations and warranties made by Parent and Purchaser to MakeMusic. The representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement, were the product of negotiations among MakeMusic, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice. Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts.

In the Merger Agreement, MakeMusic has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to MakeMusic, such as organization, standing, and qualification;

•	its capitalization;

•	the authorization and validity of the Merger Agreement, including power and authority and approval by the Board;

•	the inapplicability of state takeover statutes and provisions of governance documents prohibiting the transactions contemplated by the Merger Agreement;

•	required consents and regulatory approvals, and no conflicts with or defaults or violations of laws, governance documents or agreements;

•	compliance with laws and permits;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act;

•	conduct of business and the absence of a Material Adverse Effect on MakeMusic;

•	the absence of undisclosed liabilities;

•	the absence of litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	intellectual property;

•	taxes;

•	real and personal property;

•	material contracts;

•	insurance;

•	environmental matters;

•	information in the Offer documents, Schedule 14D-9, Schedule 13E-3 and proxy statement, if any, filed with the SEC;

•	receipt of an opinion of its financial advisor;

•	brokers’ fees and expenses;

•	fees payable to its legal or financial advisors;

•	related party transactions; and

•	absence of additional representations and warranties.

Certain of MakeMusic’s representations and warranties are qualified as to materiality or “Company Material Adverse Effect.” “Company Material Adverse Effect” with respect to MakeMusic means any change, effect, event or occurrence that has or would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, liabilities or business of MakeMusic, taken as a whole or prevents or materially impedes, hinders or delays the performance by MakeMusic of its material obligations for the consummation of the Offer, the Merger or the Transactions, excluding in each case the impact of:

•

general changes in industries in which MakeMusic operates, except to the extent that MakeMusic, is materially disproportionately affected thereby as compared with other participants in the industries in which MakeMusic operates;

•

changes in general economic conditions or in the United States’ capital or financial markets or in any country in which MakeMusic conducts a significant amount of business, except to the extent that MakeMusic is materially disproportionately affected thereby as compared with other participants in the industries in which MakeMusic operates;

•

changes in law, rule, regulation or generally accepted accounting principles in the United States or accounting principles or regulations of the SEC or the interpretation thereof which is proposed, approved or enacted on or after the date of the Merger Agreement, except to the extent that MakeMusic is materially disproportionately affected thereby as compared with other participants in the industries in which MakeMusic operates;

•

changes in general legal, tax, regulatory, political or business conditions in the United States or any country in which MakeMusic conducts a significant amount of business, except to the extent that MakeMusic is materially disproportionately affected thereby as compared with other participants in the industries in which MakeMusic operates;

•

acts of sabotage, terrorism, war and armed hostilities, except to the extent that MakeMusic is materially disproportionately affected thereby as compared with other participants in the industries in which MakeMusic operates;

•

weather, natural disasters, or other force majeure events occurring after the date of the Merger Agreement, except to the extent that MakeMusic is materially disproportionately affected thereby as compared with other participants in the industries in which MakeMusic operates;

•	changes resulting from the announcement of the execution of the Merger Agreement or the pendency of the Offer or any other Transactions;

•

changes resulting from the compliance with the terms of, or the taking of any action required by, the Merger Agreement or requested by Parent or Purchaser, or the failure to take any action prohibited by the Merger Agreement;

•	changes in MakeMusic’s stock price or the trading volume of MakeMusic’s stock;

•

any failure of MakeMusic to meet internal or external estimates of revenue, earnings, or other financial performance measures for any period, or any failure to meet internal budgets, plans or forecasts of its revenues, earnings or other financial performance measures, except that the underlying facts giving rise or contributing to such failure are not excluded; and

•

payment by MakeMusic of an amount equal to or less than the total deductible under its insurance policies in full satisfaction of all costs (including attorneys’ fees), judgments, fines, penalties, damages, losses and amounts paid in settlement relating to any and all Legal Proceedings commenced or involving any current or former shareholders of MakeMusic (on their own behalf or on behalf of MakeMusic) arising out of or related to the Merger Agreement or any of the Transactions.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to MakeMusic with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	the validity of the Merger Agreement and due authorization;

•	required consents and regulatory approvals, and no conflicts with or defaults or violations of laws, governance documents or agreements;

•	the absence of litigation;

•	information in the proxy statement;

•	information in the Offer Documents, Schedule 13E-3, if any, filed with the SEC and Registration Statement filed with the state of Minnesota;

•	ownership of certain Shares by Parent;

•	sufficiency of funds to meet obligations of Merger Agreement; and

•	Purchaser does not and will not incur, through any Subsidiary or affiliate, any obligations or liabilities other than as contemplated by the Merger Agreement.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” with respect to Parent or Purchaser means any effect that prevents or materially impedes, hinders or delays the consummation by Parent or Purchaser of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement on a timely basis.

The representations and warranties in the Merger Agreement will not survive the Effective Time.

Conduct of Business of MakeMusic Pending the Merger. Under the terms of the Merger Agreement, MakeMusic agreed that, prior to the Effective Time or the earlier termination of the Merger Agreement, except as may be required by law, with the prior written consent of Parent (not to be unreasonably withheld or delayed) or as may be expressly permitted pursuant to the Merger Agreement, MakeMusic will (i) conduct business in the ordinary course of business consistent with best practices, and (ii) use commercially reasonably efforts, consistent with past practices, to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and current relationships of MakeMusic with customers, suppliers and other persons whom MakeMusic has significant business relations.

Until the Effective Time, or if earlier, the termination of the Merger Agreement, MakeMusic agreed that, other than as disclosed to Purchaser in MakeMusic’s Disclosure Schedule, it will not, and will not permit its subsidiaries or the directors, officers, employees, legal or financial advisors, accountants, representatives and agents (collectively, with respect to any Person, such Person’s “Representatives”) of MakeMusic to, directly or indirectly:

•	amend MakeMusic’s Governing Documents or amend the terms of any outstanding security of MakeMusic;

•

split, combine, subdivide or reclassify any shares of capital stock of MakeMusic or other Equity Interest, or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its capital stock, other Equity Interests or other securities;

•

declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to MakeMusic’s capital stock, or declare any record date therefor;

•	enter into any agreement with respect to the voting of its capital stock or other Equity Interests;

•

redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of capital stock or Equity Interests, except redemptions, purchases or acquisitions of Equity Interests pursuant to tax withholdings or exercises under MakeMusic’s equity plan;

•

issue, sell, pledge, deliver, transfer, dispose of or encumber or agree to issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or grant any MakeMusic options, MakeMusic restricted stock or warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or equity interests, or grant to any Person any right the value of which is based on the of Shares or other capital stock, except as otherwise provided for in the Merger Agreement;

•

acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions any equity interests in any Person or any business or division of any Person or all or substantially all of the assets of any Person (or any business or division thereof);

•

transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, other than (i) in the ordinary course of business, and (ii) dispositions of equipment and property no longer used in the operation of the business;

•

redeem, repurchase, prepay, defease, discharge, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, except as otherwise provided in the Merger Agreement;

•

make any change in, or accelerate the vesting of, the compensation or benefits payable or to become payable to, or grant any severance or termination pay to, any of its officers, directors or employees, or enter into or amend any employment, severance, retention, change in control, termination pay, collective bargaining or other agreement or any equity based compensation, pension, deferred compensation, welfare benefits or other employee benefit plan or arrangement with any such officer, director or employee, or make any loans to any of its officers, directors or employees, or make any change in its existing borrowing or lending arrangements for or on behalf of any of such officer, director or employee pursuant to a Benefit Plan or otherwise, except as otherwise provided in the Merger Agreement;

•

(i) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director or employee of MakeMusic or pay or agree to pay or make any accrual or arrangement for payment to any such officer, director or employee of any amount relating to unused paid time off; or (ii) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, incentive, deferred compensation, stock purchase, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment agreement with or for the benefit of any MakeMusic director, officer or employee, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing, other than in the ordinary course of business, as required to comply with Benefit Plans, contracts or MakeMusic’s policy as in effect on the date of the Merger Agreement, and as required by applicable law;

•

settle, release, waive or compromise any pending or threatened material Legal Proceeding, (i) for an amount in excess of $50,000 individually or $100,000 in the aggregate, and (ii) that entails the incurrence of (1) any obligation (other than the payment of money) to be performed by MakeMusic following the Effective Time that is, individually or in the aggregate, material to MakeMusic or (2) obligations that would impose any material restrictions on the business or operations of MakeMusic;

•

except as announced prior to the date of the Merger Agreement, announce, implement or effect any material reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of MakeMusic, other than routine employee terminations consistent with past practices;

•

enter into any contract that limits or otherwise restricts MakeMusic, or upon completion of the Transactions, Parent or its subsidiaries or any successor thereof from engaging or competing in any line of business or in any location;

•

(i) make or change any material Tax election, (ii) settle or compromise any material U.S. federal, state, local or non-U.S. income tax liability, or (iii) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material taxes, except, in each case, in the ordinary course of business consistent with past practice;

•	change any of its accounting methods in a manner that materially affects its assets, liabilities or business, except for such changes required by GAAP or SEC Regulation S-X;

•

propose, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of MakeMusic (other than the Merger);

•

other than in the ordinary course of business, (i) acquire (by merger, consolidation, acquisition, license or otherwise) any other Person or any material equity interest therein or assets thereof in excess of $50,000 individually or $100,000 in the aggregate, or (ii) dispose of any material properties or assets of MakeMusic;

•

(i) enter into any agreement for any capital expenditures, as calculated in accordance with GAAP, other than (1) as set forth in MakeMusic’s Disclosure Schedule, (2) as is in the ordinary course of business, consistent with past practice, and does not exceed $50,000 individually or $100,000 in the aggregate, or (3) on an emergency basis, or (ii) sell, pledge, dispose of, abandon, transfer, lease, sublease, assign, license, guarantee or encumber, or authorize the sale, pledge, disposition, abandonment, transfer, lease, sublease, license, guarantee or encumbrance of, any property, rights or assets (tangible or intangible) of MakeMusic having a current value in excess of $50,000 individually or $100,000 in the aggregate or any material intellectual property of MakeMusic;

•

(i) enter into, terminate or materially amend or modify any Contract to which MakeMusic is obligated to pay or incur an obligation of more than $100,000 in any year, (ii) waive any term of or any material default under, or release, settle or compromise any material claim against MakeMusic or liability or obligation owing to MakeMusic under, any such contract, or (iii) enter into any lease which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Offer, the Merger or the other transactions contemplated in the Merger Agreement;

•	waive any rights under or amend the Rights Plan, except as expressly contemplated by the Merger Agreement;

•	adopt, propose, effect or implement any “shareholder rights plan,” “poison pill” or similar arrangement, other than the Rights Plan;

•

fail to maintain in full force and effect material insurance policies covering MakeMusic and its properties, assets and businesses in a form and amount consistent with past practice in all material respects;

•	grant any lien on any of its assets, other than those liens permitted under the Merger Agreement;

•	change its fiscal year;

•	enter into any new line of business outside of its existing business;

•	take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any of the Offer Conditions or any conditions to the Merger not being satisfied; or

•	enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize in writing any of the foregoing.

The Settlement Agreement. Under the terms of the Merger Agreement, MakeMusic agreed to suspend any and all restrictions on Parent Sponsor, Parent or Purchaser contained in the standstill provisions set forth in Section 4 of the 2011 Agreement to the extent necessary to allow the performance by Parent Sponsor, Parent and Purchaser of their obligations under the Merger Agreement for the consummation by Purchaser of the Offer, the Merger and any other Transactions (including the transfer of Shares from Parent to Purchaser), which suspension shall continue so long as the Merger Agreement has not been terminated.

No Solicitation. Until the Effective Time, or if earlier, the termination of the Merger Agreement, MakeMusic agreed that it will not, and will not permit its Representatives to, directly or indirectly:

•

solicit, initiate, propose or intentionally or knowingly induce, encourage or facilitate (including by way of furnishing non-public information) any inquiry, offer, proposal or indication of interest that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below);

•

engage, continue or otherwise participate in any discussions or negotiations with, or disclose or provide any non-public information or data relating to MakeMusic or afford access to the properties, assets, books or records or employees of MakeMusic to, any third party relating to, or with the intention to induce, encourage or assist the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•	approve, endorse or recommend an Acquisition Proposal or any proposal or offer based on the advice of counsel could reasonably be expected to lead to an Acquisition Proposal;

•	Grant any waiver or release under any antitakeover provisions of Minnesota law for the purpose of allowing a third party to make an Acquisition Proposal; or

•

enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar Contract contemplating or otherwise relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or enter into any Contract requiring MakeMusic to abandon, terminate or fail to consummate the Transactions.

In addition, MakeMusic agreed that it would, and cause MakeMusic’s Representatives to, immediately cease and terminate any existing solicitation, encouragement, activity, discussion or negotiation with any Third Party heretofore conducted by MakeMusic or its Representatives with respect to an Acquisition Proposal or Acquisition Transaction, and promptly thereafter, deliver a written notice to each such Person, and to any other Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal (which confidentiality agreement is still in effect as of the date of the Merger Agreement), to the effect that MakeMusic is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on the date hereof, and the notice shall also request Person to promptly return or destroy all confidential information concerning MakeMusic in accordance with the terms of the applicable confidentiality agreement with such Person.

Notwithstanding the restrictions described above, if at any time prior to the Acceptance Time, (i) MakeMusic receives an unsolicited, written Acquisition Proposal from a Third Party under circumstances in which MakeMusic and its Representatives have complied with MakeMusic’s obligations set forth in the Merger Agreement and (ii) the Board, or a committee thereof, determines in good faith, after consultation with the MakeMusic’s legal and financial advisors, that such Acquisition Proposal is, or reasonably could lead to, a Superior Proposal and that failure to take any of the actions set forth below with respect to such Superior Proposal could reasonably be considered inconsistent with the directors’ fiduciary duties under applicable laws, MakeMusic may, subject to providing Parent prior written notice do the following:

•	participate or engage in any discussions or negotiations with (including by requesting that such Third Party amend the terms of its Acquisition Proposal so that it may be a Superior Proposal);

•

disclose or provide any public or non-public information or data relating to MakeMusic to, or afford access to the properties, assets, books or records or Representatives of MakeMusic to, any such Third

Party and any potential financing sources of such Third Party, provided that the provision of any non-public information or data to such Third Party is pursuant to a confidentiality agreement and a copy of any such non-public information or data is delivered simultaneously to Parent to the extent it has not previously been so furnished to Parent; and

•	grant a limited waiver or release to any Person subject to a “standstill” agreement with MakeMusic for the sole purpose of submitting such a written Acquisition Proposal.

The Merger Agreement also requires MakeMusic to promptly as practicable (and in any event, within 48 hours) notify Parent following receipt by MakeMusic of any Acquisition Proposal and the Board, or a committee thereof, determines in good faith could reasonably lead to an Acquisition Proposal, which notification shall include the material terms and conditions thereof and the identity of the Person making such Acquisition Proposal, and MakeMusic must keep Parent informed on a reasonably current basis (but in any event within 36 hours) of the status and material terms and conditions of any such Acquisition Proposal, request or inquiry.

In addition, without limiting the generality of the foregoing, MakeMusic will, unless prevented by confidentiality requirements, provide to Parent, as soon as practicable and in any event within 36 hours after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal) provided to MakeMusic, or any of its Representatives by such Person or group of Persons making any such Acquisition Proposal, request or inquiry.

The Merger Agreement does not prohibit MakeMusic or the Special Planning Committee from taking and disclosing to MakeMusic’s shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act.

Company Change in Recommendation. Except as otherwise permitted by the Merger Agreement, MakeMusic agreed that the Board will recommend that the holders of the Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if necessary under applicable law, approve and adopt the Merger Agreement in accordance with the provisions of the MBCA and, until the closing of the Merger or the earlier termination of the Merger Agreement, neither the Board nor any committee thereof shall:

•

withdraw, modify amend or qualify in any manner adverse to Parent or Purchaser, or publicly propose to withhold, withdraw, amend, qualify or modify in any manner adverse to Parent or Purchaser, the Company Recommendation;

•	adopt, approve or recommend or publicly propose to adopt, approve or recommend an Acquisition Proposal;

•

fail to publicly recommend against, or in lieu thereof publicly recommend a stop-look-and-listen position with respect to, any Acquisition Proposal and fail to publicly reaffirm the Company Recommendation, within 7 Business Days after Parent reasonably requests in writing that MakeMusic publicly reaffirm the Company Recommendation;

•

fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within 7 Business Days after the commencement of such Acquisition Proposal;

•	fail to include the Company Recommendation in the Schedule 14D-9, Schedule 13E-3 or the Proxy Statement, if applicable; or

•

enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Acquisition Proposal other than a confidentiality agreement as contemplated by the Merger Agreement.

The actions described in the immediately preceding bullet points are referred to in the Merger Agreement as a “Company Change in Recommendation.”

Notwithstanding the restrictions described above, the Board (acting upon the recommendation of the Special Planning Committee) may terminate the Merger Agreement and effect a Company Change in Recommendation if:

•

the Board, or any committee thereof, has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be considered inconsistent with the directors’ fiduciary duties under applicable laws;

•

the Board, or any committee thereof, shall have determined in good faith, based on information then available and after consultation with its legal and financial advisors, that such bona fide, unsolicited written Acquisition Proposal constitutes a Superior Proposal, provided that MakeMusic provides written notice of its intention to make such Company Change in Recommendation specifying the material terms and conditions of such Superior Proposal, and copies of all relevant documents relating to such Superior Proposal that are not subject to confidentiality requirements, including the identity of the Person making such Superior Proposal, and including a written statement of the reasons of the Board, or any committee thereof, for proposing to effect such Company Change in Recommendation, which Notice of Recommendation Change will be provided at least four Business Days in advance of making the Company Change in Recommendation; and

•

After receipt of Notice of Recommendation Change, the Board or any committee determined in good faith (after consultation with outside legal counsel), after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to effect a Company Change in Recommendation (i) could reasonably still be considered inconsistent with the directors’ fiduciary duties under applicable laws, and (ii) the Acquisition Proposal still constitutes a Superior Proposal.

In addition, if requested by Parent, MakeMusic will negotiate in good faith with Parent and Parent’s Representatives during the Notice Period to enable Parent to propose changes to the terms of the Merger Agreement that would cause such Superior Proposal to no longer constitute a Superior Proposal and: (i) the Board, or any committee thereof, considers in good faith (after consultation with MakeMusic’s legal and financial advisors) any changes to the Merger Agreement proposed by Parent in a written offer capable of acceptance and determines that the Superior Proposal constitutes a Superior Proposal if such changes were to be given effect; and (ii) in the event of any material change to the financial or other material terms of such Superior Proposal, MakeMusic will deliver to Parent an additional notice and copies of the relevant proposed transaction agreement and other material documents and the Notice Period will be recommenced.

The Merger Agreement provides that MakeMusic is not entitled to enter into any Contract (other than a confidentiality agreement) with respect to a Superior Proposal enforceable against MakeMusic unless and until the Merger Agreement has been terminated.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any bona fide offer or proposal by any Person with respect to an Acquisition Transaction.

•	“Acquisition Transaction” means any transaction or series of transactions with respect to:

•

any merger, consolidation, statutory share exchange, recapitalization, reorganization, joint venture, liquidation, dissolution or other winding up, or other direct or indirect business combination involving MakeMusic that would, directly or indirectly, result in any Person owning more than 20% of the voting equity interests (including indirect beneficial ownership via derivative or convertible securities), assets, net revenues or net income of MakeMusic;

•

the issuance by MakeMusic, directly or indirectly, or the acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act), directly or indirectly, of shares of any class of capital stock or other equity securities of MakeMusic representing more than 20% of the outstanding shares of any class of capital stock of MakeMusic;

•

any tender or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act) beneficially owning shares of any class of capital stock or other equity securities of MakeMusic representing more than 20% of the outstanding shares of any class of capital stock of MakeMusic;

•

a sale, transfer, acquisition or disposition of more than 20% of the assets of MakeMusic (measured by the fair market value thereof) or to which more than 20% of MakeMusic’s net revenues or net income are attributable, other than as a result of the sale of inventory in the ordinary course of business; or

•

any combination of the foregoing; provided, however, that the term “Acquisition Transaction” does not include (i) the Offer, the Merger or any other Transactions, or (ii) any transaction between or among MakeMusic and Parent or any affiliates of Parent.

•

“Superior Proposal” shall mean any bona fide written Acquisition Proposal for an Acquisition Transaction (with all of the percentages included in the definition of Acquisition Transaction increased to 51%) on terms that the Board (or any committee thereof) determines in good faith (after consultation with MakeMusic’s legal and financial advisors), taking into account, among other things, relevant legal, financial, regulatory and other aspects of such Acquisition Proposal and the Merger Agreement, including financing, regulatory approvals, equityholder litigation, identity of the Person or group making the Acquisition Proposal, breakup fee and expense reimbursement provisions and other events or circumstances whether or not beyond the control of the party seeking to assert that an Acquisition Proposal constitutes a Superior Proposal, (i) is reasonably likely to be consummated in accordance with its terms, and (ii) such Acquisition Transaction, if consummated would be more favorable to MakeMusic shareholders from a financial point of view than the Transactions contemplated by the Merger Agreement.

Commercially Reasonable Efforts; Consents and Approvals. Each of MakeMusic, Parent and Purchaser has agreed to use their respective commercially reasonable efforts to consummate and make effective the transactions contemplated by the Merger Agreement and to cause the conditions to the Offer and the Merger to be satisfied, including (i) obtaining from any Governmental Agencies all consents, approvals or waivers from, or take other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the Transactions, (ii) obtaining all consents approvals or waivers from, or take other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the Transactions, (iii) complying at the earliest practicable date with any request under or with respect to any applicable laws for additional information, documents or other materials received by Parent, its Subsidiaries or MakeMusic from any Governmental Entity in connection with such applications or filings or the Transactions and (iv) using commercially reasonable efforts to coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making any filing under or with respect to any applicable laws and any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity.

Indemnification and Insurance. The Merger Agreement provides that, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the surviving corporation will, indemnify each present and former director and officer of MakeMusic (the “Covered Parties”) with respect to any claim or claims arising out of or relating to actions or omissions in their capacity as directors or officers. The Surviving Corporation must pay, and in certain circumstances advance, all costs and expenses (including reasonable legal fees) incurred in the defense of any claim, action, suit, proceeding or investigation in respect of any matters subject to indemnification pursuant to the Merger Agreement, and to the extent permitted by MakeMusic’s articles of incorporation and MakeMusic’s bylaws as in effect on the date of the Merger Agreement.

The parties to the Merger Agreement have agreed that the articles of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liability or limitation of liability of Covered Persons for periods prior to and including the Effective Time than are set forth in MakeMusic’s articles of incorporation and MakeMusic’s bylaws, as the case may be, as set forth in such documents and in effect on the date of the Merger Agreement.

MakeMusic agreed to purchase at or prior to the Effective Time, and the Surviving Corporation will maintain in effect, tail policies to MakeMusic’s current directors’ and officers’ liability insurance (“D&O Insurance”), which tail policies (i) will be effective for a period of six years after the Effective Time with respect to claims arising from acts or omissions occurring prior to the Effective Time with respect to those Persons who are currently covered by MakeMusic’s D&O Insurance, and (ii) will contain terms with respect to coverage and amount no less favorable, in the aggregate, than those of such policy or policies as in effect on the date hereof. If the tail policies described in the immediately preceding sentence cannot be obtained or can only be obtained by paying aggregate premiums in excess of 150% of the aggregate annual amount currently paid by MakeMusic for such coverage, the Surviving Corporation will only be required to provide as much coverage as can be obtained by paying aggregate premiums equal to 150% of the aggregate annual amount currently paid by MakeMusic for such coverage.

Employee Benefit Matters. For a period of twelve months following the Effective Time, Parent will cause the Surviving Corporation and its successors to provide the Continuing Employees with compensation and benefit plans that are substantially no less favorable to such Continuing Employees than what is in effect on the date of the Merger Agreement. Parent is not obligated to continue MakeMusic’s Stock Plan and may, in its sole discretion, replace MakeMusic’s Stock Plan with such other incentive, bonus or equity participation plan as it determines. If, following the Continuation Period, Parent, the Surviving Corporation or any successor terminates any of the Benefit Plans, Parent shall and shall cause the Surviving Corporation and its successors to take the following actions, to the extent applicable:

•	provide that each Continuing Employee shall have the use of amounts, if any, in their flexible spending accounts held by the Surviving Corporation or its successors; and

•

with respect to welfare benefits plans, use reasonable best efforts to cause (and with respect to self-insured welfare benefit plans, to cause) pre-existing condition limitations, eligibility waiting periods or required physical examinations to be waived for covered employees and give credit for deductibles, co-payments and eligible out-of-pocket expenses and any lifetime maximums incurred under the terms of such Benefit Plan terminated prior to the end of a term year.

Pursuant to the Merger Agreement, from and after the Effective Time, Parent will and will cause the Surviving Corporation and its successors to satisfy and honor in accordance with their terms as in effect each of the employment agreements, executive severance or change-in-control agreements and other employment-related arrangements as set forth on MakeMusic’s Disclosure Schedule. Parent acknowledges that the consummation of the Merger constitutes a change in control or change of control, as the case may be, for all purposes under the Employment Obligations. In addition, Parent will and will cause the Surviving Corporation and its successors to recognize each Continuing Employee’s continuous service with the Company before or after the Effective Time to the extent recognized by MakeMusic as service to MakeMusic for purposes of determining eligibility for or entitlement to employee benefits.

Termination. The Merger Agreement may be terminated and the Transactions (including the Offer and Merger) may be abandoned at any time before the Acceptance Time, in accordance with the following:

•	by either Parent (by action authorized by the Parent’s governing body) or MakeMusic (by action authorized by the Board or a committee thereof):

•

if Purchaser has not accepted for payment and paid for all Shares tendered pursuant to the Offer on or before the Outside Date, except that the right to terminate the Merger Agreement will not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, Purchaser’s failure to accept for payment and pay for all Shares tendered pursuant to the Offer prior to the Outside Date or that is in material breach of the Merger Agreement;

•	by Parent:

•	if the Board, or a committee thereof, effects a Company Change in Recommendation;

•	if MakeMusic fails to include in the Proxy Statement, Schedule 13E-3 or the Schedule 14D-9, in each case, when mailed, the Company Recommendation;

•

if following the public disclosure or announcement of an Acquisition Proposal the Board will have failed to publicly, (i) recommend against, or in lieu thereof publicly recommend, a stop-look-and-listen position with respect to such Acquisition Proposal, and (ii) reaffirm the Company Recommendation within 7 Business Days after Parent reasonably requests in writing that MakeMusic publicly reaffirm the Company Recommendation;

•

if a tender or exchange offer for Shares constituting an Acquisition Proposal is commenced by a Person unaffiliated with Parent and, within 7 Business Days after the public announcement of the commencement of such Acquisition Proposal, MakeMusic shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that MakeMusic’s shareholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer;

•	if MakeMusic breaches any of its covenants regarding non-solicitation and Company Change in Recommendation; or

•

if Parent and Purchaser are not in breach of any of their respective representations, warranties or covenants under the Merger Agreement in any material respect and MakeMusic shall have breached any of its representations, warranties or covenants under the Merger Agreement such that the applicable offer conditions would not be satisfied and shall have failed to cure such breach within 15 Business Days after MakeMusic has received written notice of such breach.

•	by MakeMusic:

•

concurrently with the entering into of a definitive agreement with respect to a Superior Proposal, provided that (i) MakeMusic has not materially breached its non-solicitation and Company Change in Recommendation obligations in connection with such Superior Proposal, (ii) subject to the terms of the Merger Agreement, the Board, or a committee thereof, effects a Company Change in Recommendation in response to such Superior Proposal pursuant to and in compliance with the terms of the Merger Agreement and authorizes MakeMusic to enter into a definitive agreement for such Superior Proposal, (iii) with respect to termination in connection with a Superior Proposal, MakeMusic enters into a definitive agreement to effect such Superior Proposal promptly following or concurrently with the termination of the Merger Agreement and (iv) concurrently with the termination of the Merger Agreement MakeMusic pays to Parent the Company Termination Fee; or

•

if MakeMusic is not in breach of any of its representations, warranties or covenants under the Merger Agreement in any material respect and Parent or Purchaser shall have breached any of its representations, warranties or covenants under the Merger Agreement which breach would or would reasonably be expected to have a material adverse effect and shall have failed to cure such breach within 15 Business Days after MakeMusic has received written notice of such breach.

The Merger Agreement may be terminated and the Transactions may be abandoned at any time before the Effective Time, whether before or after shareholder approval thereof:

•

by either Parent or MakeMusic if a court of competent jurisdiction or other Governmental Entity has issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the Transactions (including the Offer, Top-Up Option or the Merger), and provided, further, that the right to terminate the Merger Agreement will not be available to a party whose actions in breach of the Merger Agreement or failure to take action in breach of the Merger Agreement was the principal cause of, or resulted in, the issuance of such order, decree or ruling; or

•	by mutual written consent of Parent and MakeMusic, duly authorized by the Board (or a committee thereof), and Parent’s governing body.

Effects of Termination and Termination Fees. If the Merger Agreement is terminated, written notice will be given to the other party or parties specifying the provision of the Merger Agreement to which termination is made, and the Merger Agreement will become null void and there will be no liability or obligation on the part of Parent, Purchaser or MakeMusic. However, certain provisions of the Merger Agreement will survive and remain in full force and effect and nothing in the Merger Agreement will relieve any party from liability for intentional fraud or willful and wrongful material breach of its representations, warranties, covenants and agreements set forth in the Merger Agreement.

Company Termination Fee and Reimbursement of Parent Expenses. If (i) prior to the termination of the Merger Agreement, an Acquisition Proposal is publicly disclosed and not withdrawn prior to the time of the event giving rise to the termination of the Merger Agreement, (ii) either (A) Parent or MakeMusic terminates the Merger Agreement because the Offer expires pursuant to its terms without any Shares being purchased pursuant to the Offer or because the Parent or Purchaser has not accepted Shares for payment on or before the Termination Date, or (B) Parent terminates the Merger Agreement because MakeMusic is in breach of the Merger Agreement, and (iii) within 12 months following the termination of Merger Agreement, MakeMusic enters into a definitive agreement with respect to an Acquisition Transaction or an Acquisition Transaction is consummated, then, in any such case, MakeMusic shall pay to Parent $400,000 (the “Company Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within 2 Business Days after such transaction is consummated.

If MakeMusic terminates the Merger Agreement because MakeMusic enters into a definitive agreement to effect a Superior Proposal promptly following or concurrently with the termination of the Merger Agreement then concurrently with the termination, MakeMusic will pay Parent the Company Termination Fee.

In the event that the Merger Agreement is terminated by Parent:

•	if the Board, or a committee thereof, effects a Company Change in Recommendation;

•	if MakeMusic fails to include in the Proxy Statement, Schedule 13E-3 or the Schedule 14D-9, in each case, when mailed, the Company Recommendation;

•

if following the public disclosure or announcement of an Acquisition Proposal the Board will have failed to publicly, (i) recommend against, or in lieu thereof publicly recommend, a stop-look-and-listen position with respect to such Acquisition Proposal, and (ii) reaffirm the Company Recommendation within 7 Business Days after Parent reasonably requests in writing that MakeMusic publicly reaffirm the Company Recommendation;

•

if a tender or exchange offer for Shares constituting an Acquisition Proposal is commenced by a Person unaffiliated with Parent and, within 7 Business Days after the public announcement of the commencement of such Acquisition Proposal, MakeMusic shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that MakeMusic’s shareholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer;

MakeMusic will pay to Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within 2 Business Days after demand.

In no event will MakeMusic be obligated to pay the Company Termination Fee on more than one occasion. Except to the extent required by applicable law, MakeMusic shall not withhold any Taxes on any payment for termination. In addition, both Parent and Purchaser acknowledged and agreed that in the event Parent is entitled to receive the Company Termination Fee pursuant to the Merger Agreement, the right of Parent to receive such amount will constitute each of the Parent’s and Purchaser’s sole and exclusive remedy for any termination of the Merger Agreement regardless of the circumstances giving rise to such termination.

Expenses. Except as otherwise specifically provided in the Merger Agreement, all fees, costs and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other Transactions will be paid by the party incurring such fees, costs and expenses.

Performance Guaranty. Under the Performance Guaranty, Parent and Parent Sponsor unconditionally, irrevocably and jointly and severally: (i) agree to take all action necessary to cause Purchaser or the Surviving Corporation, as applicable, to perform all of their respective agreements, covenants and obligations under the Merger Agreement with respect to consummation of the Offer and the Merger and payment or issuance of consideration pursuant to and in accordance with the terms and subject to the conditions of the Merger Agreement in respect thereof, and (ii) guarantee to MakeMusic the full and complete performance by Purchaser or the Surviving Corporation, as applicable, of its respective obligations under the Merger Agreement with respect to consummation of the Offer and the Merger and payment or issuance of consideration pursuant to and in accordance with the terms and subject to the conditions of the Merger Agreement in respect thereof.

Parent and Parent Sponsor will be jointly and severally liable for any breach of any such obligation of Purchaser or the Surviving Corporation, as applicable, under the Merger Agreement. Parent and Parent Sponsor have waived diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Purchaser or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations.

Rights Plan

On February 21, 2012, the Board adopted a Tax Asset Protection Plan (the “Rights Plan”) with Wells Fargo Bank, N.A. (the “Rights Agent”) and declared a dividend distribution consisting of one preferred stock purchase right (a “Right”) for each outstanding share of MakeMusic’s Common Stock. The dividend was payable to MakeMusic’s shareholders of record as of the close of business on March 2, 2012 (the “Record Date”), as well as to holders of Common Stock issued after that date.

The stated purpose of the Rights Plan is to protect the long term value of MakeMusic’s accumulated net operating losses and other tax assets (collectively, “NOLs”) for federal and state income tax purposes. MakeMusic’s ability to use the NOLs in the future may be significantly limited if it experiences an “ownership change” for U.S. federal income tax purposes. In general, an ownership change will occur when the percentage of MakeMusic’s ownership (by value) of one or more “5 percent shareholders” (as defined in the Internal Revenue Code of 1986, as amended) has increased by more than 50% over the lowest percentage owned by such shareholders at any time during the prior three years (calculated on a rolling basis).

Under the Rights Plan, the exercise of the Rights is triggered when a person or group acquires Shares, or announces a tender offer to acquire Shares, resulting in ownership of 4.95% or more of Common Stock. The Rights Plan operates by voiding the Rights of the acquiring person and making all other Rights either exercisable for Shares at half price or, at the discretion of the Board, exchangeable for MakeMusic preferred stock, Common Stock or other securities at no cost. Under the Rights Plan, shareholders having an ownership interest above 4.95% as of the effective date of the Rights Plan could maintain but cannot increase their holdings.

On March 12, 2013, in connection with and prior to the execution of the Merger Agreement, the Board approved an Amendment (the “Amendment”) to the Rights Plan, and the Amendment was executed by

MakeMusic and the Rights Agent. The Amendment, among other things, renders the Rights Plan inapplicable to the Merger, the Offer, the Top-Up Option, and the transactions contemplated by the Merger Agreement. In addition, the Amendment provides that neither Purchaser, Parent, Parent Sponsor, nor any of their affiliates or associates will become an “Acquiring Person” or a “Beneficial Owner” (as such terms are defined in the Rights Plan), as a result of the execution of the Merger Agreement or the transactions contemplated by the Merger Agreement. The Amendment also provides that the Rights Plan will terminate immediately prior to the effective time of the Merger.

Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and Parent Sponsor entered into a confidentiality agreement on October 26, 2012 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Parent and Parent Sponsor agreed to keep confidential all non-public information furnished by MakeMusic to Parent and Parent Sponsor and that such non-public information would be used solely for the purpose of evaluating the potential business combination that resulted in the execution of the Merger Agreement and Offer. The Confidentiality Agreement also provides that Parent and Parent Sponsor and their affiliates may not solicit MakeMusic’s employees for a period of two years from the effective date of the Confidentiality Agreement. Parent and Parent Sponsor also agreed that, for a period of three months from the effective date of the Confidentiality Agreement, they would not propose or offer to enter into any merger or other extraordinary transaction other than through the sale process then being undertaken by MakeMusic, or disclose any such intention to do so, without the prior written consent of MakeMusic’s Board and Special Planning Committee. The parties also agreed to indemnify each other for a material breach of the Confidentiality Agreement. The Confidentiality Agreement expires two years from the effective date.

9.	Dissenter’s Rights; Rule 13e-3

Dissenter’s Rights. No rights to seek to obtain the “fair value” of their Shares are available to MakeMusic’s shareholders in connection with the Offer. However, if the Merger is consummated, a shareholder of MakeMusic who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective time of the Merger) required to be paid in cash, plus interest, less any required withholding taxes, to dissenting shareholders of MakeMusic for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, MakeMusic may argue in such a judicial proceeding that, for purposes of that proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Holders of Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the transactions contemplated by the Offer and the Merger, are not opinions as to, and do not in any manner address, fair value under the MBCA. Under Subdivision 4 of Section 302A.471 of the MBCA, a company shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless the adoption or consummation was fraudulent with respect to that shareholder or MakeMusic.

Any Shares that are issued and outstanding immediately prior to the effective time of the Merger and that are held by a holder who has not voted these Shares in favor of the Merger and who has properly exercised dissenters’ rights with respect to these Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the effective time of the Merger, has neither effectively withdrawn nor otherwise lost for any reason the right to exercise these dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only those rights granted by Sections 302A.471 and 302A.473 of the MBCA. If any shareholder of MakeMusic who asserts dissenters’ rights with respect to that shareholder’s Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) these dissenters’ rights, then as of the effective time of the Merger or the occurrence of such event, whichever later occurs, the holder’s Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding taxes, upon surrender of the share certificate or share certificates formerly representing the dissenting Shares.

The preservation and exercise of dissenters’ rights requires strict adherence to the applicable provisions of the MBCA. Failure to fully and precisely follow the steps required by Sections 302A.471 and 302A.473 of the MBCA for the perfection of dissenters’ rights will result in the loss of those rights. The foregoing summary of the rights of dissenting shareholders under the MBCA is not a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available under the MBCA and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA, which are attached as Schedule C hereto.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed before these shareholders have to take any action relating to dissenters’ rights.

Rule 13e-3. Although Parent Sponsor and/or Parent do not believe they are affiliates of MakeMusic, pursuant to SEC rules they may be deemed to be affiliates of MakeMusic, and as such, the transactions contemplated herein may be considered as constituting a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning MakeMusic and certain information relating to the fairness of the Offer and the Merger and the consideration offered to shareholders not affiliated with the Offeror Group be filed with the SEC and disclosed to shareholders not affiliated with the Offeror Group. Parent has provided such information in this Offer to Purchase and a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act. Parent does not presently intend to file a Form 15 to evidence the termination of MakeMusic’s duty to file reports pursuant to Sections 13(a) or 15(d) of the Exchange Act in respect of the Shares until after the Merger is completed.

10.	Transactions and Arrangements Concerning the Shares

2010 Agreement. On March 2, 2010, Parent and Parent Sponsor entered into an agreement with MakeMusic with respect to the composition of the Board and certain other matters (the “2010 Agreement”). Under the terms of the 2010 Agreement, MakeMusic increased the size of the Board to nine (9) members and appointed Andrew C. Stephens and Trevor D’Souza to fill the resulting vacancies on the Board, with terms that expired either at the 2010 Annual Meeting of Shareholders of MakeMusic (the “2010 Annual Meeting”) or at such time as their successors were duly elected and qualified. MakeMusic agreed, subject to its existing policies and the Board’s fiduciary duties, to nominate and publicly recommend and solicit proxies for the election of Jeffrey A. Koch, Andrew C. Stephens and Trevor D’Souza (each a designee of Parent and Parent Sponsor, the “Designee” and, collectively with any successor designees, the “Designees”) at the 2010 Annual Meeting. Only Mr. D’Souza remains as a current director of MakeMusic. Additionally, for so long as Parent and Parent Sponsor continued to beneficially own more than 20% of the outstanding Shares, the Designees would serve, in proportion to Parent’s and Parent Sponsor’s ownership of Shares, on all standing and special committees of the Board, except where such service would violate applicable director independence or other rules or regulations of the SEC or Nasdaq. Mr. Stephens is the sole officer and director of Purchaser and a managing member of Parent Sponsor.

The 2010 Agreement provided that if at any time prior to the 2011 Annual Meeting of Shareholders of MakeMusic (the “2011 Annual Meeting”) any Designee ceased serving, for any reason, as a director of MakeMusic, Parent and Parent Sponsor would be entitled to designate a replacement for such Designee, who was reasonably deemed qualified by the Board and its governance committee.

MakeMusic agreed that until immediately prior to the 2011 Annual Meeting, it would not (i) increase the size of the Board to more than nine (9) directors, (ii) call any special meetings of shareholders for the purpose of removing any Designees or taking any action which would have the effect of disqualifying or curtailing the term of any Designees, or (iii) recommend in favor of or implement any proposal, consent or any other action seeking the removal of any Designees then serving as director or which would have the effect of disqualifying or curtailing the term of any Designees.

The 2010 Agreement also provided that until immediately after the 2011 Annual Meeting, Parent and Parent Sponsor would not, and would cause the Designees not to, call any special meetings of shareholders of MakeMusic for the purpose of removing any incumbent member of the Board or take any action which would have the effect of disqualifying or curtailing the term of any incumbent member of the Board. Until immediately prior to the 2011 Annual Meeting, neither Parent, Parent Sponsor, the Designees, nor any of their affiliates or associates (collectively, the “Interested Parties”), could, directly or indirectly, (i) nominate a competing slate of directors at any meeting of the shareholders of MakeMusic, (ii) solicit votes of the shareholders of MakeMusic in opposition to the slate of directors nominated by MakeMusic or any other item of business recommended by the Board to be voted on at any meeting of the shareholders of MakeMusic or (iii) engage, or participate in any way, in any transaction regarding control of MakeMusic that has not been approved by the Board. Notwithstanding the foregoing, under the 2010 Agreement the Interested Parties were permitted to nominate a competing slate of directors at the 2011 Annual Meeting and to solicit votes of the shareholders of MakeMusic in opposition to the slate of directors nominated by MakeMusic or any other item of business recommended by the Board that was to be voted on at the 2011 Annual Meeting.

2011 Amended and Restated Agreement. On August 23, 2011, Parent and Parent Sponsor entered into an Amended and Restated Agreement with MakeMusic (the “2011 Agreement”) with respect to the composition of the Board and certain other matters. The 2011 Agreement, which terminates immediately prior to MakeMusic’s 2014 Annual Meeting of Shareholders (the “2014 Annual Meeting”) or if Parent ceases to beneficially own more than 20% of MakeMusic’s outstanding Shares, amended and restated the 2010 Agreement, certain provisions of which were to expire immediately prior to the 2011 Annual Meeting. Parent and Parent Sponsor can assign their rights and obligations under the 2011 Agreement to an individual or entity that acquires beneficial ownership of 20% or more of MakeMusic’s outstanding Shares from Parent.

Pursuant to the 2011 Agreement, MakeMusic agreed, subject to its policies and the fiduciary duties of its directors, to nominate two Designees to stand for election at each annual meeting of shareholders held during the term of the 2011 Agreement, to publicly recommend that the shareholders elect the Designees at such annual meetings and to solicit proxies for the election of the Designees at such annual meetings.

The 2011 Agreement provided that Jeffrey A. Koch (who at the time was a director) and Trevor D’Souza (who at the time was a director and continues to serve on the Board) would be deemed to be “Designees” under the 2011 Agreement. During the term of the 2011 Agreement, Parent has the right, subject to MakeMusic’s policies and the fiduciary duties of its directors, to designate a replacement for any Designee who ceases serving, for any reason, as a director of MakeMusic. Additionally, for so long as at least one Designee is then serving on the Board, Parent is entitled to have the Board designate one Designee to serve on each standing and special committee of the Board, except where such representation would violate any applicable director independence, other rules or regulations of the SEC, Nasdaq, corporate or fiduciary laws, the MBCA or MakeMusic’s corporate governance policies. The 2011 Agreement provides a MakeMusic acknowledgment that the Designees, including Mr. D’Souza, have not acted, nor is it their intention to act, as representatives of Parent, Parent Sponsor or their affiliates. Mr. D’Souza was not a member of the Special Planning Committee.

MakeMusic agreed that during the term of the 2011 Agreement, it will not (i) increase the size of the Board above seven (7) directors, (ii) call any special meetings of shareholders for the purpose of removing any Designee or take any action which would have the effect of disqualifying or curtailing the term of any Designee, or (iii) recommend in favor of or implement any proposal, consent or other action seeking the removal of any Designee then serving as a director or which would have the effect of disqualifying or curtailing the term of any Designee.

The 2011 Agreement provided that Parent (i) will cause all of its Shares to be present at each of MakeMusic’s annual meetings of shareholders for the purposes of establishing a quorum, and (ii) will not, and will cause the Designees not to, call any special meetings of MakeMusic’s shareholders for the purpose of removing any incumbent member of the Board or take any action that would have the effect of disqualifying or curtailing the term of any incumbent member of the Board.

In addition, during the term of the 2011 Agreement, Parent and Parent Sponsor cannot, directly or indirectly, (i) nominate a competing slate of directors at any meeting of MakeMusic’s shareholders, (ii) solicit votes of the shareholders of MakeMusic in opposition to the slate of directors nominated by MakeMusic or any other item of business recommended by the Board to be voted on at any meeting of MakeMusic’s shareholders or (iii) engage in, or participate in any way in, any transaction regarding control of MakeMusic that was not approved by the Board. Notwithstanding the foregoing, Parent and Parent Sponsor are permitted to nominate a competing slate of directors at the 2014 Annual Meeting and solicit votes of the shareholders of MakeMusic in opposition to the slate of directors nominated by MakeMusic or any other item of business recommended by the Board that was to be voted on at the 2014 Annual Meeting.

Except as set forth in this Section 10 “Transactions and Arrangements Concerning Shares,” under the “Introduction,” or on Schedule B hereto, none of Parent Sponsor, Parent, Purchaser or, to the best of their knowledge, any person listed in Schedule A hereto or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns any Shares.

No transactions in the Shares have been effected during the past 60 days by Parent Sponsor, Parent, Purchaser or, to the best of their knowledge, any associate or controlled subsidiary of Parent Sponsor, Parent, Purchaser or any person listed in Schedule A hereto.

As set forth in MakeMusic’s Schedule 14D-9, all executive officers and directors of MakeMusic intend, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares owned by such executive officer or director. To the best of Parent’s and Purchaser’s knowledge, none of MakeMusic or its executive officers, directors or affiliates has made any public recommendation with respect to the Offer or the Merger other than as set forth on the Schedule 14D-9 filed by MakeMusic with the SEC.

11.	Related Party Transactions

Other than the Merger Agreement, the 2010 Agreement, the 2011 Agreement, the Confidentiality Agreement and any other agreements discussed in “Special Factors – Section 1. Background,” none of MakeMusic, or any of its affiliates, directors and executive officers have entered into any material arrangements with any member of the Offeror Group or its affiliates.

None of Parent Sponsor, Parent or Purchaser has purchased any Shares within the past two years.

12.	Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger

In considering the fairness of the consideration to be received in the Offer and the Merger, the shareholders of MakeMusic should be aware that certain directors and executive officers of MakeMusic have interests in the Offer and the Merger which may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in MakeMusic’s Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements — (d)(1) Arrangements with Directors and Executive Officers of MakeMusic”; “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (d)(2) Arrangements with Parent, Parent Sponsor and Purchaser”; “Item 4. The Solicitation Or Recommendation — (a)(2) Background of the Transaction”; and “Item 8. Additional Information To Be Furnished — (b) Golden parachute information,” which description and information is incorporated herein by reference.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not withdrawn in accordance with “The Offer—Section 4. Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on April 18, 2013 unless and until Purchaser, in accordance with the Merger Agreement, has extended the period of time during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms, the satisfaction or waiver (to the extent waivable) of the Minimum Condition and the satisfaction or waiver of other conditions discussed in “The Offer—Section 11. Conditions to the Offer.”

The Merger Agreement provides that Purchaser is required, subject to Parent’s right to terminate the Merger Agreement, to extend the Offer (i) for one or more successive periods of 10 business days in each instance (the length of each such period to be determined by Parent in its sole discretion) if, at the scheduled expiration of the Offer (or any extension thereof), any of the conditions of the Offer have not been satisfied or waived by Parent or Purchaser, and (ii) for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof, or Nasdaq or the staff thereof, applicable to the Offer or any period required by applicable law, provided that Purchaser is not required to extend the Offer beyond May 21, 2013.

Subject to the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to increase the Offer Price or to make other changes in the terms and conditions of the Offer; provided however, without the prior written consent of MakeMusic, neither Parent nor Purchaser will (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares subject to the Offer, (iv) impose conditions or requirements to the Offer that are different than or in addition to those set forth in the conditions to the offer set forth in the Offer to Purchase, (v) change or waive the Minimum Condition, (vi) amend or modify any of the conditions to the Offer set forth in the Offer to Purchase in a manner that adversely affects the holders of Shares, or (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, which will be made in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement and making any appropriate filing with the SEC.

If Purchaser extends the Offer, if Purchaser is delayed in its acceptance for payment of or payment (whether before or after our acceptance for payment for the Shares) for the Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in “The Offer—Section 4. Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

If Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer, such increase or decrease will be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended until the expiration of such 10 business day period. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the relevant facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of 5 business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of 10 business days may be required to allow for adequate dissemination to shareholders and investor response.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in “The Offer—Section 11. Conditions to the Offer.” Under certain circumstances, Purchaser may terminate the Merger Agreement and the Offer.

Under the Merger Agreement, MakeMusic has granted Purchaser the option to purchase a number of newly-issued Shares equal to a number of Shares that, when added to the number of Shares owned by Purchaser, Parent, or any of their affiliates at the time of the exercise of such option, constitute no less than one Share more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Shares pursuant to such option, at a price per Share equal to the Offer Price (the “Top-Up Option”). The Top-Up Option will be exercisable once, to the full number of newly issued Shares then purchasable under the Top-Up Option, and not in part, on or prior to the 10th business day following the later of (i) Purchaser’s acceptance for payment of Shares pursuant to the Offer, and (ii) the expiration of any “subsequent offering periods” provided by Purchaser pursuant to the Merger Agreement, provided that the number of Shares beneficially owned by Purchaser, Parent, and their affiliates immediately prior to the exercise of the Top-Up Option constitutes at least 82% of the number of Shares then outstanding. Additionally, such Top-Up Option cannot be exercised if the number of Shares to be issued pursuant to the Top-Up Option would exceed the number of authorized and unissued Shares not otherwise reserved for issuance and must be exercised prior to the earlier to occur of the effective time of the Merger and the termination of the Merger Agreement. The exercise of the Top-Up Option would occur on or prior to the 10th business day following the later of Purchaser’s acceptance for payment of the Shares validly tendered and not withdrawn pursuant to the Offer or the expiration of any “subsequent offering periods” provided by Purchaser pursuant to the Merger Agreement. Purchaser may exercise the Top-Up Option immediately after the Acceptance Time and prior to the Effective Time.

Parent has requested and received from MakeMusic a copy of MakeMusic’s shareholder list and security position listings for the purpose of disseminating the Offer to shareholders and has commenced mailing of this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or waiver of all the conditions to the Offer discussed in “The Offer—Section 11. Conditions to the Offer” (if waivable), Purchaser will accept for payment and will pay for all Shares validly tendered on or prior to the Expiration Date and not withdrawn pursuant to the Offer, promptly after the Expiration Date, provided that the Offer has not been terminated by such date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures discussed in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased for all purposes, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights discussed in “The Offer—Section 1. Terms of the Offer,” the Depositary may nevertheless retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in “The Offer—Section 4. Withdrawal Rights” and as otherwise required by Rule 14e-1(e) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any extension of the Offer or of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure discussed in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

Purchaser reserves the right to transfer or assign, in whole or in part from time to time, to Parent or any direct or indirect wholly owned subsidiary of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer. Any such transfer or assignment will not relieve Purchaser of its obligations under the Offer in the event of a breach by the transferee or assignee and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

The term “Agent’s Message” means a message transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation. The Agent’s Message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant, and any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below.

Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if the (i) Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) Shares are tendered for the account of a financial institution (including most commercial banks, savings and loans associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution,” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificate(s) evidencing such shareholder’s Shares are not immediately available, or if such shareholder cannot deliver the Share Certificate(s) and all other required documents to the Depositary prior to the Expiration Date, or if such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificate(s) (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution substantially in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal is received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, including questions as to the proper completion of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form of transfer of any Share Certificates, will be determined by Purchaser in its sole and absolute discretion (which may be delegated to the Depositary), which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of, or payment for, which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. Purchaser and the Depositary will make reasonable efforts to notify any person of any defect in any Letter of Transmittal submitted to the Depositary.

Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder’s attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (including, with respect to any and all other Shares or other securities issued or issuable in respect of such Shares, on or after the date of this Offer to Purchase). All such powers of attorney and proxies will be irrevocable and considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares (and such other Shares, rights and securities) will be revoked without further action, and no subsequent powers of attorney, proxies, consents or revocations may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of MakeMusic’s shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares or rights, including voting at any meeting of shareholders or executing a written consent concerning any matter.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholders’ acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 21, 2013 which is the 60th calendar day after the date of commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and the taxpayer identification number (“TIN”) of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as discussed in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn, except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent Sponsor, Parent, Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal nor incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by again following one of the procedures described in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares.”

Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (including such rights as are discussed in “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 11. Conditions to the Offer”) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described above.

5.	Certain United States Federal Income Tax Consequences

The following is a summary of material United States federal income tax consequences of the Offer and the Merger to U.S. Holders and Non-U.S. Holders (each as defined below). The discussion is based on the provisions of the Code, final and temporary United States Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the United States federal income tax consequences discussed herein. The IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such challenge.

For the purposes of this discussion, a U.S. Holder is a beneficial owner of Shares that tenders Shares in the Offer and has such Shares accepted for payment pursuant to the Offer, or exchanges Shares for cash pursuant to the Merger, and is: (i) an individual who is a United States citizen or resident for United States federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate that is subject to United States federal income tax regardless of its source, or (iv) a trust if (a) a United States court is able to exercise supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes. If a pass-through entity, including a partnership or other entity classified as a partnership for United States federal income tax purposes, is a beneficial owner of Shares, the United States federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding Shares is urged to consult its own tax advisor. A Non-U.S. Holder is a beneficial owner of Shares that tenders Shares in the Offer and has such Shares accepted for payment pursuant to the Offer, or exchanges Shares for cash pursuant to the Merger, and that is not a U.S. Holder or a partnership or other pass-through entity.

This discussion applies only to U.S. Holders and Non-U.S. Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of holders (including, without limitation, financial institutions, insurance companies, United States expatriates, holders subject to the alternative maximum tax under the Code, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the effect of any United States federal estate or gift tax laws, as well as any state, local, non-United States or other tax laws.

EACH U.S. HOLDER AND NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

U.S. Holders

Sale of Shares. The receipt of cash for Shares pursuant to the Offer or the Merger by a U.S. Holder will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a U.S. Holder that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged in the Merger. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such holder must determine its tax basis and holding period separately with respect to each block of Shares. Such capital gain or loss will be long-term capital gain or loss if the Holder has held such Shares for more than one year at the time of the completion of the Offer or consummation of the Merger (as applicable). In general, long-term capital gains of a non-corporate U.S. Holder (including an individual U.S. Holder) are eligible for reduced rates of United States federal income tax. There are limitations on the deductibility of capital losses.

Backup Withholding and Information Reporting. Payments to a U.S. Holder in connection with the Offer or the Merger may be subject to backup withholding tax unless such U.S. Holder (i) provides a correct TIN (which, for an individual U.S. Holder, is the U.S. Holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide a correct TIN may be subject to penalties imposed by the IRS. U.S. Holders may prevent backup withholding by completing and signing the Form W-9 included as part of the Letter of Transmittal. Backup withholding does not constitute an additional tax. Any amounts withheld under the backup withholding rules may be allowable as a refund or credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is given to the IRS in a timely manner. Each U.S. Holder should consult its tax advisor as to such U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

Sale of Shares. Any gain realized upon the receipt of cash for Shares pursuant to the Offer or the Merger by a Non-U.S. Holder will not be subject to United States federal income tax unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States;

•

the Non-U.S. Holder is a nonresident alien individual that will be present in the United States for 183 days or more during the taxable year of the Offer or the Merger (as applicable), and certain other requirements are met; or

•

MakeMusic is or has been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the Offer or the Merger (as applicable) or the Non-U.S. Holder’s holding period for Shares, and the Non-U.S. Holder actually or constructively holds or held, during the applicable period, more than 5% of MakeMusic’s Common Stock.

A Non-U.S. Holder that is described in the first bullet will be subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder recognizing such gain were a U.S. Holder. A Non-U.S. Holder described in the first bullet that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. A Non-U.S. Holder described in the second bullet will be subject to United States federal income tax at a flat 30% rate (unless an applicable income tax treaty provides otherwise), but such tax may be offset by United States source capital losses (even though the individual is not considered a resident of the United States for United States federal income tax purposes).

While no assurance can be provided in this regard, we believe that MakeMusic is not a USRPHC for United States federal income tax purposes. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If MakeMusic is a USRPHC, Non-U.S. Holders that are or have been a holder of more than 5% of MakeMusic common stock should consult a tax advisor.

Backup Withholding and Information Reporting. Payments to a Non-U.S. Holder in connection with the Offer or Merger may be subject to backup withholding tax unless such a Non-U.S. Holder furnishes the required certification as to its non-United States status by providing the applicable Form W-8 (a copy of which can be obtained from the Depositary) or by otherwise establishing that such Non-U.S. Holder is not subject to backup withholding. Any amount paid as backup withholding does not constitute an additional tax. Any amounts withheld under the backup withholding rules may be allowable as a refund or credit against the Non-U.S. Holder’s United States federal income tax liability, if any, provided that the required information is given to the IRS in a timely manner. Each Non-U.S. Holder should consult its tax advisor as to such Non-U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.	Price Range of the Shares; Dividends

The Shares are listed and traded on Nasdaq under the symbol “MMUS.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on Nasdaq, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2011
First Quarter	$5.30	$4.51
Second Quarter	$5.51	$4.60
Third Quarter	$5.28	$4.78
Fourth Quarter	$5.37	$3.92
Fiscal Year Ended December 31, 2012
First Quarter	$4.70	$3.95
Second Quarter	$4.90	$3.37
Third Quarter	$4.13	$3.46
Fourth Quarter	$4.07	$3.80
Fiscal Year Ending December 31, 2013
First Quarter (through March 21, 2013)	$5.14	$2.99

On March 12, 2013, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on Nasdaq was $3.70 per Share. On March 21, 2013, the last full trading day before the commencement of the Offer, the closing price reported on Nasdaq was $4.83 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

The Purchaser has been advised that MakeMusic has not paid any dividends during the fiscal years ended December 31, 2011 or December 31, 2012 or during the interim period through March 21, 2013. The Merger Agreement provides that, without Parent’s prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the acceptance time of the Offer, MakeMusic may not declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to MakeMusic’s capital stock, or declare any record date therefor.

7.	Certain Information Concerning MakeMusic

General. The information concerning MakeMusic in this Offer to Purchase has been furnished by MakeMusic or has been taken from, or based upon, publicly available documents and records on file with the SEC and other public sources.

MakeMusic’s principal offices are located at 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344 and its telephone number at such address is (952) 937-9611.

Financial Information. The audited financial statements, including the notes thereto, included as Item 8 in MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 are incorporated by reference into this Offer to Purchase. Copies of those reports and other documents filed by MakeMusic may be examined at or obtained from the SEC in the manner set forth below under Available Information.

MakeMusic’s ratio of earnings to fixed charges as of December 31, 2012 was not applicable (due to a pre-tax loss for fiscal 2012) and was 97.1 to 1.0 at December 31, 2011. MakeMusic has not publicly disclosed information regarding its ratio of earnings to fixed charges. MakeMusic has, however, provided the information to the Offeror Group for the sole purpose of allowing the Offeror Group to comply with disclosure requirements under the U.S. securities laws.

MakeMusic’s book value per share as of December 31, 2012 was $2.66. Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing shareholders’ equity by the weighted average number of shares of common stock outstanding.

Available Information. MakeMusic is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning MakeMusic’s directors and officers, their remuneration, stock options granted to them, the principal holders of MakeMusic’s securities, any material interests of such persons in transactions with MakeMusic and other matters is required to be disclosed in proxy statements distributed to MakeMusic’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549, and can be obtained electronically on the SEC’s website at www.sec.gov.

You may contact Morrow & Co., LLC, the information agent for the Offer, at (203) 658-9400, or call toll free at (800) 607-0088 to request copies of documents incorporated by reference without charge.

8.	Certain Information Concerning the Offeror Group

Purchaser is a Minnesota corporation and a wholly-owned subsidiary of Parent. Purchaser was formed in 2013 specifically to acquire and hold the Shares and is managed and controlled by Parent as its sole shareholder.

Parent is a designated series of a Delaware series limited liability company and was formed in 2006 for the purpose of investing in securities.

Parent Sponsor is an Arizona limited liability company and the direct and indirect sponsor entity of Parent and Purchaser. Parent Sponsor was formed in 2005 for the purpose of acting as the manager of Parent and its affiliates.

The principal offices of Parent Sponsor, Purchaser and Parent are located at 4230 N. Oakland Avenue, #317, Shorewood, Wisconsin 53211-2042. The telephone number for Parent Sponsor, Purchaser and Parent is (414) 390-8221.

The name, present principal occupation (including the name, principal business and address of the organization in which such occupation is conducted), and material positions held during the past five years of each of the directors and executive officers of Purchaser, Parent and Parent Sponsor are set forth in Schedule A to this Offer to Purchase.

Purchaser, Parent and Parent Sponsor have made no arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense. For a discussion of dissenter’s rights, see “Special Factors—Section 9. Dissenter’s Rights; Rule 13e-3.”

9.	Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, and to pay related transaction fees and expenses will be approximately $17.9 million.

10.	Dividends and Distributions

The Merger Agreement provides that from the date of execution of the Merger Agreement until the earlier of (i) the valid termination of the Merger Agreement, or (ii) the Acceptance Time, MakeMusic will not:

(a)	split, combine, subdivide or reclassify any shares of capital stock of MakeMusic or other Equity Interest, or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its capital stock, other Equity Interests or other securities;

(b)	declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to MakeMusic’s capital stock, or declare any record date therefor; or

(c)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of capital stock or equity interests, except redemptions, purchases or acquisitions of equity interests pursuant to tax withholdings or exercises under MakeMusic’s stock plan.

The Merger Agreement provides that from the date of execution of the Merger Agreement until the Effective Time, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), MakeMusic will not (i) make, authorize, declare, pay or set aside for payment any dividend on or in respect of, or any distribution on, any Shares (whether payable in cash, stock, property or otherwise) or (ii) directly or indirectly, adjust, split, combine, subdivide, redeem, reclassify or otherwise amend the terms of, or purchase or otherwise acquire, any shares of its capital stock.

If, at any time during the period between the date of execution of the Merger Agreement and the Effective Time, any change in the number of outstanding Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of Shares, or any stock dividend or stock distribution with a record date during such period, the Offer Price payable by Purchaser pursuant to the Offer and the Merger will be equitably adjusted to reflect such change and as so adjusted will, from and after the date of such event, be the Offer Price, subject to further adjustment in accordance with this sentence.

11.	Conditions to the Offer

(1) For purposes of this Section 11, capitalized terms used but not defined will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment and, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), will not be obligated to pay for, any Shares validly tendered and not properly withdrawn, unless as of any then-scheduled Expiration Date:

(i)	the number of Shares validly tendered pursuant to the Offer (and not withdrawn prior to any then-scheduled Expiration date), together with any other Shares beneficially owned by Parent or Purchaser (if any) represents at least a majority of:

(a)	all Shares then issued and outstanding, plus

(b)	all Shares issuable upon exercise of outstanding rights and options that are vested and exercisable or upon conversion or exchange of outstanding securities issued by MakeMusic, including Shares issuable to the former shareholders of the Garritan Corporation.

(2) Furthermore, Purchaser shall not be obligated to accept for payment, and subject to the rules and regulations of the SEC, including Rule 14e-1(c), shall not be obligated to pay for, any validly tendered Shares, if any of the following events has occurred and be continuing at the then-scheduled Expiration Date:

(i)	there shall be, since the date of the Merger Agreement, any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable pursuant to an authoritative interpretation by or on behalf of a Governmental Entity to the Offer, the Merger or any of the other Transactions (including the Top-Up Option), or any injunction shall have been issued and be in effect, by any United States federal or state court that has the effect of making the Offer, the Top-Up Option or Merger illegal or otherwise prohibits, restrains, prevents or enjoins the consummation of the Offer, the Top-Up Option or the Merger;

(ii)	any of the representations and warranties of MakeMusic contained in Section 4.2 (Capitalization) shall not be true and correct in all respects, (ii) any of the representations and warranties of MakeMusic contained in Sections 4.1 (Organization), 4.3 (Authorization; Validity of Agreement; Company Action), 4.4 (Board Approvals), 4.5(Consents and Approvals; No Violations) (other than 4.5(d)), 4.8 (Absence of Undisclosed Liabilities), 4.13 (Intellectual Property), 4.15 (Taxes), 4.16 (Information in the Proxy Statement), 4.17 (Information in the Offer Documents, Schedule 13E-3 and the Schedule 14D-9), 4.18 (Opinion of Financial Advisor), 4.21 (Brokers), 4.22 (Actions Under Rights Plan; Settlement Agreement; Takeover Statutes), 4.23 (Voting Requirements) and 4.25 (Related Party Transactions) that are qualified by materiality or Material Adverse Effect shall not be true and correct in all respects, (iii) any of the remaining representations and warranties in such Sections that are not qualified by materiality or Material Adverse Effect shall not be true and correct in all material respects, and (iv) any of the other representations and warranties of MakeMusic contained in the Merger Agreement shall not be true and correct except where the failure to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a “Company Material Adverse Effect”;

(iii)	MakeMusic, in any material respect, shall have breached or failed to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement prior to the expiration of the Offer and such breach or failure shall not have been cured;

(iv)	since the date of the Merger Agreement, there shall have occurred any change, circumstance, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect;

(v)

in the event that the exercise of the Top-Up Option is necessary to ensure that Parent or Purchaser owns at least 90% of the outstanding Shares immediately after the Acceptance Time, there exists under applicable law or other restraint or prohibition of any Governmental Entity of competent jurisdiction, any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up Option, subject to and in accordance with the conditions and limitations set forth in the Merger Agreement on the Top-Up Option or its exercisability; or

(vi)	the Merger Agreement shall have been terminated in accordance with its terms.

At the request of Parent, MakeMusic shall deliver to Parent a certificate executed on behalf of MakeMusic by the chief executive officer or the chief financial officer of MakeMusic certifying that none of the conditions set forth in clauses (2)(ii), (2)(iii), and (2)(iv) above shall have occurred and be continuing as of the expiration of the Offer.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

12.	Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or less than or the same as the Offer Price.

Stock Listing. The Shares are listed on Nasdaq. After completion of the Offer and depending upon the aggregate market value and the per Share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to Nasdaq’s published guidelines, Nasdaq would consider delisting the Shares from Nasdaq if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the minimum bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) MakeMusic has shareholders’ equity of less than $2.5 million, (B) the market value of MakeMusic’s listed securities is less than $35 million over a 30 consecutive business day period and (C) MakeMusic’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year or in two of the last three most recently completed fiscal years. Shares held by officers or directors of MakeMusic, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to MakeMusic, as of March 21, 2013, there were 4,906,707 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or lesser than, or the same as, the Offer Price.

Exchange Act Registration. MakeMusic’s Common Stock is currently registered under the Exchange Act. Registration of the Common Stock under the Exchange Act may be terminated upon application of MakeMusic to the SEC, if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Common Stock under the Exchange Act would substantially reduce the information required to be furnished by MakeMusic to its shareholders and to the SEC in respect of MakeMusic Common Stock and would make certain provisions of the Exchange Act no longer applicable to MakeMusic, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders. Furthermore, the ability of “affiliates” of MakeMusic and persons holding “restricted securities” of MakeMusic to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act may be impaired or eliminated. Purchaser currently intends to seek the delisting of MakeMusic Common Stock from Nasdaq and to cause MakeMusic to terminate the registration of the Common Stock under the Exchange Act as soon as practicable after consummation of the Merger if the requirements for such delisting and termination of registration are met.

Margin Regulations. The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of MakeMusic’s common stock under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

13.	Certain Legal Matters; Regulatory Approvals

General. Except as described in this Section 13, based on a review of publicly available filings by MakeMusic with the SEC, neither Parent nor Purchaser is aware of (i) any license or regulatory permit that appears to be material to the business of MakeMusic that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as discussed herein, any approval or other action by any governmental entity that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under “State Anti-Takeover Statutes.” While Purchaser does not presently believe that any competition waiting period or approval will materially delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer, pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained, or would be obtained without substantial conditions, or that failure to obtain any such approval or other action might not result in consequences materially adverse to MakeMusic’s business or that material parts of MakeMusic’s business might not have to be disposed of, or other substantial conditions complied with, in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See “The Offer—Section 11. Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to governmental actions.

Legal Proceedings. As of the date of this Offer to Purchase, the Offeror Group is not aware of any material pending legal proceeding relating to the Offer or the Merger.

Requirements for a Merger. If following consummation of the Offer, or upon the exercise of the Top-Up Option, Parent and Purchaser own 90% or more of the outstanding Shares, Parent will consummate the Merger as a short-form merger in accordance with the terms of the Merger Agreement, without a vote of, or prior notice to, the Board. If Parent and Purchaser do not own 90% or more of the outstanding Shares, including upon the exercise of the Top-Up Option, following consummation of the Offer, Parent and Purchaser are obligated to cause all Shares owned by Parent, Purchaser and any of their other subsidiaries or affiliates to be voted in favor of the approval and adoption of the Merger Agreement.

State Anti-Takeover Statutes. A number of states (including Minnesota, where MakeMusic is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, shareholders, principal executive offices or principal places of business therein. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, Parent and Purchaser believe that those laws conflict with U.S. Federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In 1988, a U.S. Federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside Florida.

Other than Sections 302A.671 and 302A.673 of the MBCA (described below), Parent and Purchaser are not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business transaction between Parent, Purchaser or any of its affiliates, MakeMusic, Parent and Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Parent and Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See “The Offer – Section 11. Conditions to the Offer.”

Minnesota Takeover Disclosure Law. The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the “Takeover Disclosure Statute”), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as MakeMusic, that has its principal place of business or principal executive office in Minnesota and a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. We filed a registration statement with the Commissioner on the date of this offer to purchase. Although the Commissioner does not have an approval right with respect to the offer, the Commissioner is empowered to suspend summarily the offer in Minnesota within 3 business days of such filing if the Commissioner determines that the registration statement does not contain all of the information required by the Takeover Disclosure Statute, or that the takeover offer materials provided to offerees do not provide full disclosure to offerees of all material information concerning the offer, or that the offer is in material violation of any provision of the Takeover Disclosure Statute. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to suspend permanently the offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Statute, such action may have the effect of significantly delaying the offer. In filing a registration statement under the Takeover Disclosure Statute, we do not concede that some or all of the provisions of the Takeover Disclosure Statute are applicable, valid, enforceable or constitutional.

Minnesota Control Share Acquisition Act. MakeMusic is currently subject to the Control Share Acquisition Act under MBCA Section 302A.671, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new range of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation. These provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to MBCA Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under MBCA Section 302A.673, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. MakeMusic’s articles of incorporation and bylaws do not exclude MakeMusic from the restrictions imposed by the Control Share Acquisition Act. However, prior to the execution of the Merger Agreement, the Special Planning Committee, as a committee composed solely of disinterested members of the Board, approved the Offer and the Merger for purposes of the Control Share Acquisition Act. Therefore, as an acquisition of Shares pursuant to a cash tender offer of all the Shares that will not be consummated unless the Minimum Condition is satisfied, the Offer is not subject to the Control Share Acquisition Act under MBCA Section 302A.671.

Minnesota Business Combination Act. MakeMusic is currently subject to the Business Combination Act (the “Combination Act”) under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like MakeMusic, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Prior to the execution of the Merger Agreement, the Special Planning Committee, as a committee composed solely of disinterested members of the Board, approved the

Purchaser’s acquisition of the Shares pursuant to the Offer and the subsequent Merger for the purposes of the Combination Act. Therefore, the restrictions of the Combination Act do not apply to the Offer or the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer.

Federal Reserve Board Regulations. Regulations T, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. Parent and Purchaser will ensure that the financing of the acquisition of the Shares will be in compliance with the Margin Regulations.

14.	Fees and Expenses

Purchaser and Parent have retained Morrow & Co., LLC to serve as the Information Agent and Wells Fargo Bank, N.A. to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with their services, including certain liabilities and expenses under the federal securities laws.

Except as discussed above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The following is an estimate of fees and expenses to be incurred by Parent and Purchaser in connection with the Offer:

SEC Filing Fee	$2,384.93
Depositary	$20,250.00
Information Agent (including mailing)	$18,000.00
Legal and Miscellaneous	$325,000.00
Printing	$10,000.00

Total	$375,634.93

In addition, MakeMusic will incur its own fees and expenses in connection with the Offer. MakeMusic will not pay any of the fees and expenses to be incurred by Parent and Purchaser.

15.	Miscellaneous

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to the holders of Shares other than Parent and Purchaser. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Purchaser and Parent have filed with the SEC a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 pursuant to Rules 14d-3 and 13e-3 under the Exchange Act, together with all exhibits thereto, furnishing certain additional information with respect to the Offer, which includes the information required by Schedule 13E-3. Such Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner described in “The Offer—Section 7. Certain Information Concerning MakeMusic—Available Information.”

LEAP ACQUISITION CORPORATION

March 22, 2013

SCHEDULE A

INFORMATION CONCERNING DIRECTORS AND

EXECUTIVE OFFICERS OF THE OFFEROR GROUP

Directors and Executive Officers of Parent Sponsor, Parent and Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent Sponsor, Parent and Purchaser. Unless otherwise indicated, each such person is a citizen of the United States, the business address of each such person is c/o LaunchEquity Partners, LLC, 4230 N. Oakland Avenue #317, Shorewood, Wisconsin 53211-2042 and the telephone number of each such person is (414) 390-8211. None of Parent Sponsor, Parent, Purchaser, nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, each such person has held his or her present occupation as set forth below for the past five years.

Name	Present Principal Occupation or Employment; and Material Positions Held During the Past Five Years

Andrew C. Stephens

Director, Chief Executive Officer, Chief Financial Officer, President, and Treasurer of LEAP Acquisition Corporation (since incorporation in March 2013)

Managing Member of LaunchEquity Partners, LLC

Managing Director of Artisan Partners Asset Management Inc., 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202; (414) 390-6100

Jane Kim	Managing Member of LaunchEquity Partners, LLC

A-1

SCHEDULE B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth the current beneficial ownership of Shares by Parent Sponsor, Parent and Purchaser and their respective directors and executive officers, and each associate and majority-owned subsidiary of the foregoing. There have been no purchases or sales of Shares by Parent Sponsor, Parent or Purchaser during the past two years. See “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares.”

	Securities Ownership
Person	Number(1)	Percent(2)(3)
Andrew C. Stephens	1,362,829	27.8%
Jane Kim	1,362,829	27.8%
LaunchEquity Partners, LLC	1,362,829	27.8%
LaunchEquity Acquisition Partners, LLC Designated Series Education Partners	1,362,829	27.8%
LEAP Acquisition Corporation	0	0%

(1)	Consists of 1,362,829 Shares owned directly by Parent.
(2)	Based on 4,906,707 outstanding Shares as of March 21, 2013.
(3)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Each of the persons that appear in the table disclaims beneficial ownership of the Shares he/she/it does not directly own.

B-1

SCHEDULE C

302A.471 RIGHTS OF DISSENTING SHAREHOLDERS.

Subd. 1.Actions creating rights.

A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c) a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d) a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

(e) a plan of conversion adopted by the corporation; or

(f) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subd. 2.Beneficial owners.

(a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subd. 3.Rights not to apply.

(a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market, or the NASDAQ Global Select Market.

(2) The applicability of clause (1) is determined as of:

(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subd. 4.Other rights.

The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 PROCEDURES FOR ASSERTING DISSENTERS’ RIGHTS.

Subd. 1.Definitions.

(a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

(c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

(d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

Subd. 2.Notice of action.

If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subd. 3.Notice of dissent.

If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subd. 4.Notice of procedure; deposit of shares.

(a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5.Payment; return of shares.

(a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subd. 6.Supplemental payment; demand.

If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subd. 7.Petition; determination.

If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8.Costs; fees; expenses.

(a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each shareholder of MakeMusic or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

If delivering by mail: Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854

If delivering by hand courier by 5:00 p.m.:

NYC time on the Expiration Date:

Wells Fargo Bank, N.A.

Shareowner Services

Voluntary Corporate Actions

1110 Centre Pointe Curve, Suite 101

Mendota Heights, Minnesota 55120

Any questions or requests for assistance or additional copies of this Offer to Purchase, Letter of Transmittal and other related materials may be directed to the Information Agent at its address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, Connecticut 06902

Shareholders may call toll free (800) 662-5200

Banks and Brokers may call toll free (800) 607-0088

E-mail: mmus.info@morrowco.com